                                                                    EXHIBIT 99.3

Celestica
2002 annual report and investor highlights

2002 Investor Summary

Strong balance sheet with $1.85 billion in cash and debt to capitalization of
19%
See pages 35 and 38

Continued strong cash flow from operations with significant improvements in cash cycle and inventory turns
See pages 6 and 7

Challenging end markets, company restructures to drive lower cost manufacturing footprint
See pages 9 and 51

About this report

The intent of this report is to highlight key elements of Celestica's 2002 financial results and operational performance. Annual reports are highly-detailed documents and this report has been designed to provide a basic overview of our results, as well as a more comprehensive analysis. The front section of this report provides highlights from 2002, while offering historical references to 1998 results (the year the company went public) in order to show longer-term trends. Detailed information is provided in the MD&A and the consolidated financial statements, and is referenced throughout the report. Celestica continues to provide extensive disclosure, and hopes this approach will help guide you through the report and better understand the company's results. All amounts are in U.S. dollars.

About Celestica

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of services to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its Web site at www.celestica.com. The company's securities law filings can also be accessed at www.sedar.com and www.sec.gov.

Contents

Chairman's Message                                  2

Financial Highlights                                6
Selected Operational Highlights                     8
Unaudited Quarterly Financial Highlights           12
Five Year Profile                                  14
Share Information                                  16
Corporate Information                              17
Directors and Officers                             18
Corporate Governance                               20
Company Values                                     26
Environmental Policy                               27
Management's Discussion and Analysis (MD&A)        28
Auditor's Report                                   37
Consolidated Financial Statements                  38
Notes to Consolidated Financial Statements         41
Global Locations                                  IBC

Chairman's Message
Dear fellow shareholder,

Challenging end markets. Rebalancing global footprint. Implementing major restructuring initiatives. Exceptional working capital management. These are the key factors influencing Celestica's operating results in 2002.

It was a difficult year for our customers. In fact, it was the second straight year of broadly-based reductions in corporate spending for information technology and communications infrastructure products. This hurt demand for the manufacturing services we provide. Although the year began with relatively stable demand, the second half proved more difficult as our customers saw increased weakness from the key end markets they serve. This resulted in an accelerated move to lower cost manufacturing locations and restructuring in the American and European regions.

Offsetting these impacts was Celestica's exceptional performance in all areas of working capital management, a key area of focus for the company. We achieved significant improvements in this area, and ended the year with an all-time company best in cash cycle and our highest cash position.

We took advantage of this and used our strong financial position to retire debt obligations and repurchase shares, making Celestica the only tier-one EMS company executing on both fronts in 2002.

Financial Summary

For the fiscal year ended December 31, 2002, revenue was $8,272 million, down 17 % compared to $10,004 million for the same period last year.

Net loss was $445 million or $1.98 per share, compared to a net loss of $40 million or $0.26 per share last year. Included in the full-year net loss were restructuring charges of $384 million and $294 million of charges primarily for non-cash impairment of goodwill and intangible assets.

Adjusted net earnings - defined as net earnings (loss) before amortization of goodwill and intangible assets, integration costs related to acquisitions and other charges, net of tax - were $222 million or $0.87 per share, compared to $321 million or $1.38 per share last year. (A reconciliation to GAAP net earnings (loss) is provided on pages 14 and 15.)

To respond to this difficult environment, we continued to prioritize our activities and resources in areas that would reduce costs for customers, improve operating efficiency, increase utilization and maintain the company's very strong financial position. In these areas, I am pleased to say that Celestica had exceptionally strong results:

-  cash flow from operations for the year was $983 million;
- cash cycle was significantly reduced throughout the year, hitting an all-time company best of five days in the fourth quarter; and,
- inventory was reduced to $776 million, down 43% from 2001, with inventory turns improving steadily all year and achieving 8.4 turns in the fourth quarter.

With this excellent working capital execution, we enhanced our already strong balance sheet and ended the year with cash and short-term investments of $1,851 million, an increase of more than $500 million from 2001. This improved financial position is even more significant given that throughout the year, we spent $270 million to reduce debt and buy back shares.

Highlights: End Markets, Acquisitions, Geographic Strength

Our mix of business with customers in higher complexity communications and information technology products had a major adverse impact on our results in 2002, as spending in these areas was particularly hard hit. We saw the biggest declines in revenues from our top 10 customers, which represent over 80% of our business.

Conversely, we experienced continued strength in our non-top 10 customers. We continued to focus on diversifying our customer base in 2002 and added over 40 new customers with more than one-third of these names being in areas outside of our traditional communications and information technology markets, including military and aerospace, automotive, industrial, consumer and medical.

Additional Information:
Corporate governance -- page 20
Analyst and banking relationships -- page 17
Director biographies -- page 18
Auditor fees -- page 17
Credit ratings -- page 17
Share information -- page 16

We continued to evaluate strategic acquisition opportunities. Our most significant acquisition in 2002 was an outsourcing agreement with NEC, increasing our presence in the Japanese market. We reviewed numerous other acquisition and divestiture opportunities but continued to be very selective to ensure that any transaction we considered had the appropriate terms and operational flexibility to ensure satisfactory returns, while providing meaningful and sustainable cost-reduction solutions for our customers.

On a geographic basis, our European operations were the most negatively impacted by the weakness in end-market demand, while our Asian operations continued to grow as the trend to lower cost manufacturing was accelerated by the current economic environment.

Performance versus Key Financial Goals

In 2000, the company established some key financial goals for 2003: 5% operating margins, 30% pre-tax operating return on net invested capital (ROIC), and a 25 day cash cycle.

Operating margins for 2002 were 3.1% compared to 3.7% in 2001, and ROIC for 2002 was 14.5% versus 14.8% last year. Although parts of the company have already achieved our 2003 targets, these two goals have been impacted the most by the economic downturn. On a company-wide basis, we do not expect to achieve these goals in 2003 given the significantly lower business volumes, but they remain a company-wide priority. We believe that as end markets improve and our restructuring is completed, we will make the necessary progress towards these goals.

For cash cycle, we exceeded our goal and achieved our objective one year ahead of plan. Cash cycle for the full year was 18 days and we remain focused on continuing to improve in this area.

Outlook

Demand in our key end markets continues to remain uncertain and our customer visibility is limited. Although this poses challenges, I am very encouraged by the accelerating trend for companies to outsource more of their manufacturing requirements and by our ability to compete for this business.

Faced with a highly competitive environment, OEMs are looking deeper into all aspects of their manufacturing operations in order to change fixed costs into variable costs and optimize processes across their entire supply chain. Given Celestica's manufacturing and supply chain capabilities, financial strength and global presence, I believe we are very well positioned to benefit from both organic and divestiture outsourcing opportunities.

While we were the least acquisitive among our peers in 2002, we will continue to look for opportunities that can expand our major relationships, diversify our customer base, broaden our end-market exposure and add key service offerings. We will actively consider value generating opportunities, but will remain highly disciplined in what we choose to pursue.

I believe our restructuring plans will improve utilization in 2003, and reduce overall costs as we continue to rebalance our global footprint and expand in lower cost geographies. In an environment of weak demand, there currently is excess capacity in the EMS industry which is contributing to overall pricing pressure. However, we believe that our restructuring activities will help offset some of this impact.

From a financial perspective, Celestica is very strong and can readily navigate these difficult markets. In addition, this strength gives us the most flexibility in terms of how the company can grow, and ultimately improve earnings and drive growth.

While it is unclear what 2003 will bring in terms of end-market demand, we are certain that we will continue to use our balanced, long-term approach to pursue growth and create shareholder value. At the end of the day, profitable, sustainable growth with the ability to generate solid returns is the only type of growth that matters and our behaviour going forward will continue to be consistent with that approach.

Eugene V. Polistuk
Chairman and
Chief Executive Officer

Additional Information on Key Trends:
Historical performance by geography -- page 9
Share buy back and debt repurchases -- page 8
Working capital efficiency -- page 8
Revenue diversification by end market -- page 11
Trend to low cost footprint -- page 9
Customer concentration -- page 11

2002 Quarterly Highlights

Weak end markets in communications and information technology infrastructure products, particularly in the second half of the year, impacted the company's revenue growth and operating margins. See pages 31 and 32 in the MD&A for additional information.

With weak demand and low manufacturing utilization rates, the company underwent restructuring to lower its cost base. Layoffs and facility shutdowns, as well as impairment of intangible assets and goodwill resulted in net losses. Details on the restructuring can be found on page 33 in the MD&A and page 51 in the notes to the consolidated financial statements.

(BAR GRAPHS)

revenue
(U.S.$ billions)

Q1       $ 2.2
Q2       $ 2.2
Q3       $ 2.0
Q4       $ 1.9

operating margins(1)
(percentage of revenue)

Q1       3.5%
Q2       3.6%

Q3       3.0%
Q4       2.2%

earnings (loss) per share
(U.S.$ diluted)

Q1       $  0.15
Q2       $  0.15
Q3       $ (0.40)
Q4       $ (1.90)

adjusted earnings per share(2)
(U.S.$ diluted)

Q1       $ 0.26
Q2       $ 0.28
Q3       $ 0.20
Q4       $ 0.15

cash flow from operations
(U.S.$ millions)

Q1       $ 274
Q2       $ 237
Q3       $ 371
Q4       $ 101

(1) Net earnings (loss) before interest, amortization of goodwill and intangible assets, income taxes, integration costs related to acquisitions and other charges (also referred to as EBIAT).

EBIAT is not a GAAP measure. A reconciliation to GAAP net earnings (loss) is provided on pages 14 and 15.

(2) Based on adjusted net earnings defined as net earnings (loss) adjusted for amortization of goodwill and intangible assets, integration costs related to acquisitions and other charges, net of related income taxes. Adjusted net earnings is not a GAAP measure. A reconciliation to GAAP net earnings (loss) is provided on pages 14 and 15.

(3)  Restated to reflect the treasury stock method, retroactively applied.

Annual Highlights

While the company's operating margins were relatively stable for the past two years, margins fell 0.6% in 2002 as a result of revenue declines and weaker utilization rates. See pages 30 to 32 in the MD&A for additional detail on results of operations.

Despite the challenging environment for revenue and earnings, the company continued to produce significant cash flow from operations giving the company one of the strongest cash positions in the EMS industry. The company used this financial strength to repurchase stock and eliminate debt. See details on page 34 in the MD&A.

(BAR GRAPHS)

Revenue
(U.S. $ billions)

1998     $  3.2
1999     $  5.3
2000     $  9.8
2001     $ 10.0
2002     $  8.3

operating margins(1)
(percentage of revenue)

1998     3.1%
1999     3.4%
2000     3.7%
2001     3.7%
2002     3.1%

earnings (loss) per share(3)
(U.S. $ diluted)

1998     $ (0.47)
1999     $  0.40
2000     $  0.98
2001     $ (0.26)
2002     $ (1.98)

adjusted earnings per share(2)(3)
(U.S. $ diluted)

1998     $ 0.42
1999     $ 0.72
2000     $ 1.44
2001     $ 1.38
2002     $ 0.87

cash flow from operations
(U.S. $ millions)

1998     $   82
1999     $  (94)
2000     $  (85)
2001     $ 1291
2002     $  983

Selected Operational Highlights

(BAR GRAPHS)

driving cash cycle efficiency
(cash cycle days)

2002
Q1       28
Q2       21
Q3       15
Q4        5

inventory turns drive value
(two point calculation)

2002
Q1       6.1
Q2       7.1
Q3       7.1
Q4       8.4

The company's major push for improved operating efficiency drove exceptional results in the areas of cash cycle reduction and increased inventory turns. These improvements generated significant cash flow from operations. See the company's cash flow statement on page 40.

2002 redemption and repurchases
(U.S. $)

                            Action                            $ Spent
10 1/2% Notes               Full redemption                   $137 million
LYONs Repurchase            $223 million face value           $100 million
Share Repurchase            2 million shares                  $33 million

With the strong cash flow, robust balance sheet and limited availability of acquisitions that met the company's financial criteria, the company put its resources to work by reducing debt and buying back shares. Celestica was the only top-tier EMS company in the industry repurchasing shares in 2002. For details on these activities, see pages 48 and 49 in the notes to the consolidated financial statements.

Selected Operational Highlights

segmented EBIAT(1) margin profile
(U.S. $ millions)

                        2000              2001              2002
                  Revenue   EBIAT   Revenue   EBIAT   Revenue   EBIAT
Americas          $ 6,543   3.1%    $ 6,335   3.0%    $ 4,641    3.4%
Europe            $ 2,823   4.3%    $ 3,001   4.3%    $ 1,787   -0.6%
Asia              $   872   4.7%    $   991   5.0%    $ 2,110    5.3%

(1) Net earnings (loss) before interest, amortization of goodwill and intangible assets, income taxes, integration costs related to acquisitions and other charges (also referred to as operating margin). EBIAT is not a GAAP measure. A reconciliation to GAAP net earnings (loss) is provided on pages 14 and 15.

After two years of stable margins across all three of our major regions, we saw our first operating losses in Europe as a result of low utilization stemming from a major decline in revenue. As a result, the company announced further restructuring plans to reduce capacity in the region. See pages 30 to 32 in the MD&A.

(PIE GRAPHS)

restructuring to a low cost footprint
(percentage of total sites)

2000
81%
19%

2003 Estimate
30%
70%

higher cost sites
lower cost sites

As a company whose primary service is to generate manufacturing cost reductions for its customer, Celestica continued to rebalance its global footprint towards lower cost geographies. The company ended 2002 with approximately 50% of its facilities in lower cost geographies and anticipates that approximately 70% of its facilities will be in low cost regions by the end of 2003. See page 31 in the MD&A for revenue trends.

Selected Operational Highlights

(PIE GRAPHS)

revenue diversification by geography
(revenue % by geography)

1998
23%
77%
Revenue: $3.2 billion

2002
21%
56%
23%
Revenue: $8.3 billion

Europe
Americas
Asia

While revenues in the Americas and Europe were most impacted by weakness in end markets, Asia grew 113% year over year.

See pages 57 and 58 in the notes to the consolidated financial statements for additional segmented financial information by region.

(PIE GRAPHS)

revenue mix by service
1998
21%
79%
Revenue: $3.2 billion

2002
33%
67%
Revenue: $8.3 billion

system assembly
PCBA and other

While the largest portion of the company's revenue is derived from printed circuit board assembly (PCBA), OEM customers continue to embrace outsourcing by entrusting EMS providers with more of their final system assembly, configuration and order fulfillment. See page 28 in the MD&A for an overview of services.

Selected Operational Highlights

(PIE GRAPHS)

revenue diversification by end market
(percentage of revenue)

1998
33%
16%
11%
40%
Revenue: $3.2 billion

2002
26%
45%
22%
7%
Revenue: $8.3 billion

servers
communications*
storage and other
workstations and PCs

* includes: wireless, wireline, optical, networking, handheld, enterprise, etc.

The largest segments of Celestica's revenue are generated from high-end IT and communications infrastructure products. These segments have seen the most dramatic downturn in terms of demand, which significantly impacted Celestica's revenue in 2002. See page 31 in the MD&A for further end-market trends.

customer concentration
(percentage of revenue)

                                 1998                     2002
Top 5 Customers                  72%                      66%
Top 10 Customers                 91%                      85%
Number of Customers              50                       100+
Revenue                          $ 3.2 billion            $ 8.3 billion

Celestica's revenue was also impacted by customer concentration in 2002. Although the company's top 10 customers represent among the most elite and established hardware providers in the world, our product mix with those customers was impacted by the challenging economic environment. For additional information on our top customers, see page 32 in the MD&A and page 57 in the notes to the consolidated financial statements.

Unaudited Quarterly Financial Highlights

(in millions of U.S. dollars, except per share amounts)

2002                             First Quarter  Second Quarter  Third Quarter  Fourth Quarter      Total Year
Revenue                            $   2,151.5     $   2,249.2    $   1,958.9     $   1,911.9     $   8,271.6
EBIAT (1)                          $      75.4     $      82.0    $      58.1     $      41.8     $     257.3
EBIAT % (1)                                3.5%            3.6%           3.0%            2.2%            3.1%
Net earnings (loss)                $      39.7     $      40.4    $     (90.6)    $    (434.7)    $    (445.2)
Adjusted net earnings (2)          $      63.4     $      69.4    $      50.9     $      38.6     $     222.3
Adjusted net earnings % (2)                2.9%            3.1%           2.6%            2.0%            2.7%
Average net invested capital (3)   $   2,056.6     $   1,950.0    $   1,700.9     $   1,427.2     $   1,772.7
Weighted average # of
shares outstanding (in millions)
- basic                                  229.8           230.2          230.1           229.0           229.8
- diluted (4)                            236.8           236.0          230.1           229.0           229.8
Basic earnings (loss) per share    $      0.15     $      0.16    $     (0.40)    $     (1.90)    $     (1.98)
Diluted earnings (loss)
per share (4)                      $      0.15     $      0.15    $     (0.40)    $     (1.90)    $     (1.98)
Diluted adjusted net
earnings per share (5)             $      0.26     $      0.28    $      0.20     $      0.15     $      0.87
ROIC (3)                                  14.7%           16.8%          13.6%           11.7%           14.5%

(in millions of U.S. dollars, except per share amounts)

2001                             First  Quarter   Second Quarter  Third Quarter Fourth Quarter     Total Year
Revenue                            $   2,692.6     $   2,660.7    $   2,203.0     $   2,448.2     $  10,004.4
EBIAT (1)                          $     104.3     $     105.8    $      70.1     $      90.9     $     371.1
EBIAT % (1)                                3.9%            4.0%           3.2%            3.7%            3.7%
Net earnings (loss)                $      54.8     $      15.8    $     (38.7)    $     (71.8)    $     (39.8)
Adjusted net earnings (2)          $      87.3     $      93.1    $      64.7     $      75.5     $     320.6
Adjusted net earnings % (2)                3.2%            3.5%           2.9%            3.1%            3.2%
Average net invested capital (3)   $   2,471.3     $   2,674.8    $   2,740.1     $   2,479.1     $   2,506.3
Weighted average # of
shares outstanding (in millions)
- basic                                  203.6           207.0          218.1           227.1           213.9
- diluted (4)                            223.1           225.5          218.1           227.1           213.9
Basic earnings (loss) per share    $      0.25     $      0.06    $     (0.20)    $     (0.33)    $     (0.26)
Diluted earnings (loss)
per share (4)                      $      0.25     $      0.06    $     (0.20)    $     (0.33)    $     (0.26)

Diluted adjusted net earnings
per share (5)                      $      0.39     $      0.41    $      0.27     $      0.31     $      1.38
ROIC (3)                                  16.9%           15.8%          10.2%           14.7%           14.8%

(1) Net earnings (loss) before interest, amortization of goodwill and intangible assets, integration costs related to acquisitions, other charges and income taxes, (also referred to as operating margin). EBIAT is not a GAAP measure. A reconciliation to GAAP net earnings (loss) is provided on pages 14 and 15.

(2) Net earnings (loss) adjusted for amortization of goodwill and intangible assets, integration costs related to acquisitions and other charges, net of related income taxes. Adjusted net earnings is not a GAAP measure. A reconciliation to GAAP net earnings (loss) is provided on pages 14 and 15.

(3) ROIC is calculated as EBIAT/average net invested capital. Net invested capital includes tangible assets less cash, accounts payable, accrued liabilities and income taxes payable.

(4) For the third and fourth quarters and total years 2001 and 2002, excludes the effect of options and convertible debt as they are anti-dilutive due to the loss.

(5) For purposes of calculating diluted adjusted net earnings per share for the third and fourth quarters and total year 2001, the weighted average number of shares outstanding in millions was 235.7, 244.5 and 232.9, respectively. For the first, second, third and fourth quarters and total year 2002, the weighted average number of shares outstanding in millions was 247.1, 236.0, 234.9, 232.8 and 236.2, respectively.

Five Year Profile
Financial Highlights
(in millions of U.S. dollars, except per share amounts)

                                                                            2002
Operations
Revenue                                                              $   8,271.6
Gross profit %                                                               6.7%
Selling, general and administrative expenses %                               3.6%
EBIAT (1)                                                            $     257.3
EBIAT % (1)                                                                  3.1%
Effective tax rate %                                                        17.0%
Net earnings (loss)                                                  $    (445.2)
Earnings (loss) per share - diluted (2)                              $     (1.98)
Adjusted net earnings (3)                                            $     222.3
Adjusted net earnings % (3)                                                  2.7%
Adjusted net earnings per share - diluted (2) (3)                    $      0.87
Balance sheet data
Cash                                                                 $   1,851.0
Total current assets                                                 $   3,564.5
Total current liabilities                                            $   1,471.3
Working capital, net of cash (4)                                     $     138.9
Long-term debt                                                       $       6.9
Shareholders' equity                                                 $   4,203.6
Key ratios
Days sales outstanding                                                        44
Inventory turns                                                                7x
Cash cycle days                                                               18
ROIC (5)                                                                    14.5%
Debt to capital (6)                                                         19.3%
Weighted average shares outstanding
Basic (in millions)                                                        229.8
Diluted (in millions) (2)                                                  229.8
EBIAT calculation (1)
Net earnings (loss)                                                  $    (445.2)
Add (deduct): interest expense (income)                                     (1.1)
Add: amortization of goodwill and intangible assets                         95.9
Add: Integration costs related to acquisitions                              21.1
Add: other charges                                                         677.8
Add (deduct): Income taxes expense (recovery)                              (91.2)
EBIAT                                                                $     257.3
Adjusted net earnings calculation (3)
Net earnings (loss)                                                  $    (445.2)
Add: amortization of goodwill and intangible assets                         95.9
Add: integration costs related to acquisitions                              21.1
Add: other charges                                                         677.8

Deduct: tax impact of above                                               (127.3)
Adjusted net earnings                                                $     222.3

                                                                       2001             2000             1999             1998
Operations
Revenue                                                        $   10,004.4     $    9,752.1     $    5,297.2     $    3,249.2
Gross profit %                                                          7.1%             7.1%             7.2%             7.1%
Selling, general and administrative expenses %                          3.4%             3.3%             3.8%             4.0%
EBIAT (1)                                                      $      371.1     $      361.9     $      180.3     $      100.0
EBIAT % (1)                                                             3.7%             3.7%             3.4%             3.1%
Effective tax rate %                                                    5.0%            25.1%            34.5%             4.1%
Net earnings (loss)                                            $      (39.8)    $      206.7     $       68.4     $      (48.5)
Earnings (loss) per share - diluted (2)                        $       (0.26)   $       0.98     $       0.40     $      (0.47)
Adjusted net earnings (3)                                      $      320.6     $      304.1     $      123.0     $       45.3
Adjusted net earnings % (3)                                             3.2%             3.1%             2.3%             1.4%
Adjusted net earnings per share - diluted (2) (3)              $       1.38     $       1.44     $       0.72     $       0.42
Balance sheet data
Cash                                                           $    1,342.8     $      883.8     $      371.5     $       31.7
Total current assets                                           $    3,996.6     $    4,521.0     $    1,851.3     $      982.9
Total current liabilities                                      $    1,656.8     $    2,258.4     $      851.1     $      626.7
Working capital, net of cash (4)                               $      822.8     $    1,253.3     $      604.9     $      290.5
Long-term debt                                                 $      147.4     $      132.0     $      134.2     $      135.8
Shareholders' equity                                           $    4,745.6     $    3,469.3     $    1,658.2     $      859.3
Key ratios
Days sales outstanding                                                   53               44               39               43
Inventory turns                                                           6x               7x               8x               8x
Cash cycle days                                                          49               35               27               24
ROIC (5)                                                               14.8%            21.6%            21.7%            20.4%
Debt to capital (6)                                                    21.1%            27.6%             7.5%            13.6%
Weighted average shares outstanding
Basic (in millions)                                                   213.9            199.8            167.2            103.0
Diluted (in millions) (2)                                             213.9            211.8            171.2            103.0
EBIAT calculation (1)
Net earnings (loss)                                            $      (39.8)    $      206.7     $       68.4     $      (48.5)
Add (deduct): interest expense (income)                                (7.9)           (19.0)            10.7             32.3
Add: amortization of goodwill and intangible assets                   125.0             88.9             55.6             45.4
Add: integration costs related to acquisitions                         22.8             16.1              9.6              8.1
Add: other charges                                                    273.1                -                -             64.7
Add (deduct): income taxes expense (recovery)                          (2.1)            69.2             36.0             (2.0)
EBIAT                                                          $      371.1     $      361.9     $      180.3     $      100.0
Adjusted net earnings calculation (3)
Net earnings (loss)                                            $      (39.8)    $      206.7     $       68.4     $      (48.5)
Add: amortization of goodwill and intangible assets                   125.0             88.9             55.6             45.4
Add: integration costs related to acquisitions                         22.8             16.1              9.6              8.1
Add: other charges                                                    273.1                -                -             64.7
Deduct: tax impact of above                                           (60.5)            (7.6)           (10.6)           (24.4)
Adjusted net earnings                                          $      320.6     $      304.1     $      123.0     $       45.3


(1) The Company manages its operations on a geographic basis and uses EBIAT, also referred to as operating margin, as its measure to assess operating performance by geographic segment. EBIAT is calculated as net earnings (loss) before interest, amortization of goodwill and intangible assets, integration costs related to acquisitions, other charges (most significantly restructuring costs and the write-down of goodwill and intangible assets) and income taxes. Management believes that EBIAT is the appropriate measure to compare each segment's operating performance from period-to-period and against other segments. Because EBIAT isolates operating activities before interest and taxes, management also believes that investors might consider EBIAT a useful measure to compare the Company's operating performance from period-to-period. EBIAT does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. EBIAT is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The Company has provided a reconciliation of EBIAT to GAAP net earnings (loss) above.

(2) Shares outstanding and per share amounts have been restated for 1998, 1999 and 2000 to reflect the treasury stock method, retroactively applied, and for 1998 to reflect the two-for-one stock split, retroactively applied. For purposes of calculating diluted adjusted net earnings per share for 2001 and 2002, the weighted average number of shares outstanding, in millions, was 232.9 and 236.2, respectively.

(3) Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of the significant number of acquisitions made by the Company over the past few years, management believes adjusted net earnings is a useful measure that facilitates period-to-period comparisons. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of goodwill and intangible assets, and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and intangible assets), and the related income tax effect of these adjustments. Adjusted net earnings does not have any standarized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The Company has provided a reconciliation of adjusted net earnings to GAAP net earnings (loss) above.

(4) Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable and accrued liabilities.

(5) ROIC is calculated as EBIAT/average net invested capital. Net invested capital includes tangible assets less cash, accounts payable, accrued liabilities and income taxes payable.

(6) Calculated as debt/capital. Debt includes long-term debt and convertible debt. Capital includes total shareholders' equity and long-term debt.

With a major focus on working capital management, the company has established one of the strongest balance sheets in its industry.

Despite recent challenges in its primary end markets, the company has had a compound annual revenue growth rate of 26% since 1998.

Share Information

shares and options outstanding at December 31, 2002 (in millions)
Subordinate Voting Shares (NYSE, TSX)                                     189.5
Multiple Voting Shares                                                     39.1
Shares issued and outstanding                                             228.6
Shares reserved for Convertible Debt                                        9.0
Employee Stock Options                                                     26.1

(PIE GRAPHS)

institutional/retail split

84%   institutional
16%   retail

Source: Celestica estimates, Thomson Financial

global ownership

75%   US / International
25%   Canada

Source: Celestica estimates, Thomson Financial

(BAR GRAPHS)

average daily trading volumes
(in millions)

NYSE

1998     0.3
1999     0.4
2000     1.1
2001     2.4
2002     2.2

TSX

1998     0.5
1999     0.6
2000     0.8
2001     1.3
2002     1.3

Source: Bloomberg

total volumes traded
(in millions)

NYSE

1998      22
1999     116
2000     315
2001     702
2002     545

TSX

1998      34
1999     143
2000     202
2001     408
2002     329

Source: Bloomberg

top 20 CLS broker volumes - 2002

                                                    (volume millions)
1)  Merrill Lynch                                   137.7
2)  Salomon Smith Barney                            116.8
3)  Banc of America Securities                       91.2
4)  UBS Warburg                                      76.8
5)  Morgan Stanley                                   75.3
6)  Credit Suisse First Boston                       69.0
7)  Lehman Brothers                                  65.5
8)  CIBC World Markets                               47.2
9)  TD Securities                                    41.0
10) Thomas Weisel Partners                           40.3
11) National Bank Financial                          35.5
12) RBC Capital Markets                              34.8

13) Goldman Sachs                                    28.4
14) BMO Nesbitt Burns                                26.3
15) Knight/Trimark Group                             24.4
16) JP Morgan                                        21.4
17) ABN-AMRO                                         18.1
18) Yorkton Securities                               16.3
19) Bear Stearns                                     13.2
20) Hampton Securities                               11.2

Source: AutEx/BlockDATA, Toronto Stock Exchange, NYSE and TSX combined totals.

                                                        Research                 Banking*
                                                        Coverage            Relationships
A.G. Edwards                                                   -
Banc of America Securities                                                              -
Bank of Tokyo-Mitsubishi                                                                -
Bear Stearns                                                   -
BMO Nesbitt Burns                                              -                        -
Canaccord Capital                                              -
CIBC World Markets                                             -                        -
Credit Suisse First Boston                                     -                        -
Desjardins Securities                                          -
Deutsche Bank Securities                                       -                        -
Goldman Sachs                                                  -
Griffiths McBurney                                             -
Investec Inc.                                                  -
JP Morgan                                                      -                        -
Kaufman Brothers                                               -
Lehman Brothers                                                -                        -
McDonald Inc.                                                  -                        -
Merrill Lynch                                                  -                        -
Morgan Stanley                                                 -                        -
National Bank of Canada                                        -                        -
Needham & Co.                                                  -
Paradigm Capital                                               -
Prudential Securities                                          -
RBC Capital Markets                                            -                        -
Raymond James Canada                                           -
Royal Bank of Scotland                                                                  -
Salomon Smith Barney                                           -                        -
Scotia Capital                                                 -                        -
SoundView Technology Group                                     -
Sprott Securities                                              -
TD Securities                                                  -                        -

Thomas Weisel Partners                                         -
UBS Warburg                                                    -

* Currently earns fees or has earned fees in the past for financial services provided to Celestica.

public credit ratings
Standard & Poor's
     Corporate credit rating                        BB+
     Subordinated notes rating                      BB-
     Bank loan rating                               BB+
     Outlook                                        Stable

Moody's Investor Service
     Senior implied rating                          Ba1
     Subordinated notes rating                      Ba2
     Bank loan rating                               Ba1
     Outlook                                        Stable

audit and non-audit fees

The Company's auditors are KPMG LLP. In 2002, KPMG LLP billed the Company $1.7 million (2001 - $1.5 million) for the audit of the Company's annual financial statements, $0.4 million (2001 - $1.1 million) for audit-related services and $1.5 million (2001 - $1.8 million) for tax and other services. KPMG LLP did not provide any financial information systems design or implementation services to the Company during 2001 or 2002.

The audit committee of the Company's board of directors has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence.

The Company also used other public accounting firms for consulting and other services totaling $3.1 million (2001 - $3.1 million).

Corporate Information

ANNUAL MEETING

The 2002 annual meeting of Celestica shareholders will be held at 10:00 a.m. Eastern Standard Time, April 15, 2003 at:

Imperial Room
Fairmont Royal York Hotel
100 Front Street
Toronto, Ontario
Canada  M5J 1E3

HEAD OFFICE
Celestica Inc.
1150 Eglinton Avenue East

Toronto, Ontario
Canada  M3C 1H7
www.celestica.com
E-mail: corpinfo@celestica.com

AUDITORS
KPMG LLP
Yonge Corporate Centre
4100 Yonge Street, Suite 200
Toronto, Ontario
Canada  M2P 2H3

TRANSFER AGENTS AND REGISTRAR
Subordinate Voting Shares

Canada:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario  M5J 2Y1
Tel: 1-800-564-6253
Fax: 1-888-453-0330

U.S.:
Computershare Trust Company, Inc.
350 Indiana Street
Suite 800
Golden, Colorado  80401
USA
Tel: 303-262-9600
Fax: 303-262-0700

INVESTOR RELATIONS
Celestica Investor Relations
1150 Eglinton Avenue East
Toronto, Ontario
Canada  M3C 1H7
Tel: 416-448-2211
Fax: 416-448-2280
E-mail: clsir@celestica.com

Directors and Officers

The following individuals have been proposed for election as directors of Celestica at the Company's Annual General Meeting taking place on April 15, 2003.

Directors

EUGENE V. POLISTUK
Eugene V. Polistuk is the founder, Chairman of the Board of Directors and Chief Executive Officer of Celestica. He has been the Chief Executive Officer of Celestica since its establishment in 1994, and was the company's President until February 2001.

Since 1986, Mr. Polistuk has been instrumental in charting Celestica's transformation and executing the company's successful evolution from its early history as an operating unit with IBM, to a standalone public company and leader in the electronics manufacturing services industry. Previously, Mr. Polistuk spent 25 years with IBM Canada where, over the course of his career, he managed all key functional areas of the business. In 1994, he was presented with the '2T5 Meritorious Service Medal' in recognition of his meritorious service in and for the profession, by his peers in the University of Toronto Engineering Alumni Association. And more recently, in 2002, Mr. Polistuk was inducted by the University of Toronto into its Engineering Hall of Distinction for his contributions to engineering and society. Mr. Polistuk holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Toronto and a Doctor of Engineering (Hon.) from Ryerson University.

ROBERT L. CRANDALL
Robert L. Crandall is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/American Airlines Inc. Mr. Crandall has been a director of Celestica since July 1998, and was appointed Lead Director in December 2002. He is also a director of Anixter International Inc., the Halliburton Company, and i2 Technologies Inc. He also serves on the International Advisory Board of American International Group, Inc. Mr. Crandall holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

WILLIAM A. ETHERINGTON
William A. Etherington is a corporate director serving on the boards of Celestica Inc. (since October 2001), Canadian Imperial Bank of Commerce, Dofasco Inc., MDS Inc. and AT&T Canada. He is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. After joining IBM Canada in 1964, Mr. Etherington ran successively larger portions of the company's business in Canada, Latin America, Europe and from the corporate office in Armonk, New York. He retired from IBM after a 37-year career. Mr. Etherington holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

RICHARD S. LOVE

Richard S. Love is a former Vice President of Hewlett-Packard and a former General Manager of the Computer Order Fulfillment and Manufacturing Group for Hewlett-Packard's Computer Systems Organization. Mr. Love has been a director of Celestica since July 1998. From 1962 until 1997, he held positions of increasing responsibility with Hewlett-Packard, becoming Vice President in 1992. He is a former director of HMT Technology Corporation (electronics manufacturing) and the Information Technology Industry Council. Mr. Love holds a Bachelor of Science degree in Business Administration and Technology from Oregon State University, and a Master of Business Administration degree from Fairleigh Dickinson University.

ANTHONY R. MELMAN
Anthony R. Melman is a Vice President of Onex and has been a director of Celestica since 1996. Dr. Melman joined Onex Corporation in 1984. He serves on the boards of various Onex subsidiaries. From 1977 to 1984, Dr. Melman was Senior Vice President of Canadian Imperial Bank of Commerce in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities. Prior to emigrating to Canada in 1977, he had extensive merchant banking experience in South Africa and the U.K. Dr. Melman is also a director of The Baycrest Centre Foundation, The Baycrest Centre for Geriatric Care, the University of Toronto Asset Management Corporation, and a member of the Board of Governors of Mount Sinai Hospital. He is also Chair of Fundraising for the Pediatric Oncology Group of Ontario (POGO). Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medalist) from the University of Cape Town and a Ph.D. in Finance from the University of The Witwatersrand.

GERALD W. SCHWARTZ
Gerald W. Schwartz is the Chairman of the Board and Chief Executive Officer of Onex Corporation, and has been a director of Celestica since July 1998. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of what is now CanWest Global Communications Corp. He is a director of Onex, The Bank of Nova Scotia, Phoenix Entertainment Corp. and Vincor International Inc., and Chairman of Loews Cineplex Entertainment Corp. Mr. Schwartz is also Vice Chairman and member of the Executive Committee of Mount Sinai Hospital, and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, Canadian Council of Christians and Jews, The Board of Associates of the Harvard Business School, and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, and a Doctor of Laws (Hon.) from St. Francis Xavier University.

CHARLES W. SZULUK

Charles W. Szuluk, formerly an officer of The Ford Motor Company, was President of Visteon Automotive Systems, and a Group Vice President. From 1988 until 1999, he held positions of increasing responsibility with Ford, including General Manager, Electronics Division, and Vice President, Process Leadership and Information Systems. He retired from Ford in 1999. Prior to joining Ford, he spent 24 years with IBM Corporation in a variety of management and executive management positions. Mr. Szuluk holds a Bachelor of Science degree in Chemical Engineering from the University of Massachusetts and attended Union College of New York in Advanced Graduate Studies.

DON TAPSCOTT
Don Tapscott is an internationally respected authority, consultant and speaker on business strategy and organizational transformation. He is the author of several widely read books on the application of technology in business. Mr. Tapscott is President of New Paradigm Learning Corporation - a business strategy and education company he founded in 1992, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. He is also a founding member of the Business and Economic Roundtable on Addiction and Mental Health, and a fellow of the World Economic Forum. Mr. Tapscott has been a director of Celestica since September 1998. He holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as a Doctor of Laws (Hon.) from the University of Alberta.

Officers of the Company

Eugene V. Polistuk
Chairman, Chief Executive Officer

J. Marvin MaGee
President, Chief Operating Officer

Anthony P. Puppi
Executive Vice President, Chief Financial Officer and General Manager, Global Services

R. Thomas Tropea
Vice Chair, Global Customer Units and Worldwide Marketing and Business
Development

Stephen W. Delaney
President, Americas

N.K. Quek
President, Asia

Peter J. Bar
Vice President and Corporate Controller

Arthur P. Cimento
Senior Vice President, Corporate Strategies

Elizabeth L. DelBianco
Vice President,
General Counsel and Secretary

Iain S. Kennedy
Group Executive, Global Supply Chain and Information Technology

Donald S. McCreesh
Senior Vice President, Human Resources

Paul Nicoletti
Vice President and Corporate Treasurer

Daniel P. Shea
Group Executive and Chief Technology Officer

Rahul Suri
Senior Vice President, Corporate Development

F. Graham Thouret
Senior Vice President, Finance

Corporate Governance

Good corporate governance is extremely important to Celestica, its employees and shareholders.

The Board and management have been following closely the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, Celestica has responded in a positive and proactive way. For example, in addition to other actions that have been taken, Celestica has elected to comply on a voluntary basis with the CEO and CFO certification requirements applicable to quarterly financial reporting by U.S. companies under the Sarbanes-Oxley Act of 2002 ("SOX"). Under SOX rules, non-U.S. companies such as Celestica are required to provide such certifications only in connection with annual filings.

Although the introduction by the Toronto Stock Exchange ("TSX") of certain corporate governance listing standards (the "Proposed TSX Listing Standards") and certain amendments to its corporate governance guidelines (the "Proposed TSX Amendments") have not yet advanced past the proposal stage, the company has begun the process of conforming its governance standards to those being proposed.

Similarly, although changes in the corporate governance requirements proposed by The New York Stock Exchange (the "Proposed NYSE Amendments") have not yet been finalized and may not be applicable to non-U.S. companies, Celestica is proceeding to conform its governance practices to the proposed amendments and intends to comply with the final standards.

Celestica's statement of corporate governance practices is reproduced below. This statement is included in the Management Information Circular ("Circular") distributed in connection with Celestica's Annual Shareholders Meeting. In addition to describing Celestica's governance practices with reference to the TSX Corporate Governance Guidelines, the statement indicates how those governance practices align with the requirements and SEC proposed regulations under SOX, the Proposed NYSE Amendments, the Proposed TSX Listing Standards and the Proposed TSX Amendments.

Requirement

1.    Mandate of the Board
The Board of Directors should explicitly assume responsibility for stewardship of the Corporation. (TSX Guidelines) (The Proposed TSX Amendments state that the Board should adopt a formal mandate setting out its stewardship responsibilities.)

As part of the overall stewardship responsibility, the Board should assume responsibility specifically for:
(i)   adoption of a strategic planning process
(ii) identification of principal risks and implementation of risk-managing systems
(iii) succession planning, including appointing, training and monitoring management
(iv)  communications policy
(v)   the integrity of internal control and management information systems.

2.    Composition of the Board
At least two directors must be unrelated. (Proposed TSX Listing Standards) Majority of directors should be "unrelated" (free from conflicting interest). (TSX Guidelines)

Board should include a number of directors unrelated to the corporation or the significant shareholder that fairly reflects the investment in the corporation by shareholders other than the significant shareholder. (TSX Guidelines)

Majority of the directors should be independent. (Proposed NYSE Amendments)*

* This provision does not apply to companies with a controlling shareholder, such as the Corporation; however the Corporation is adopting this standard on a voluntary basis.

3.    Determination of Status of Directors

Disclose for each director whether he or she is related, and how that conclusion was reached.

Board must affirmatively determine independence, subject to certain tests set out in the Proposed NYSE Amendments.

4.    Nominating/Corporate Governance Committee
Appoint a Committee composed of non-management directors, a majority of whom are unrelated directors, responsible for the appointment/assessment of directors. (TSX Guidelines)

Have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that addresses certain matters set out in the Proposed NYSE Amendments.*

5.    Board Assessment
Implement a process for assessing the effectiveness of the Board, its Committees and individual directors.

6.    Orientation and Education
Provide orientation and education programs for new directors. (TSX Guidelines) Provide ongoing education for all directors. (Proposed TSX Amendments)

7.    Size and Composition of the Board
Examine the size of the Board with a view to determining the impact of the number on effectiveness of decision-making. (TSX Guidelines)

Examine the size and composition of the Board and undertake a program to establish a Board comprised of members who facilitate effective decision making. (Proposed TSX Amendments)

8.    Compensation
Review the adequacy and form of compensation of directors in light of risks and responsibilities. (TSX Guidelines)

Committee of the Board comprised solely of unrelated directors should review the adequacy and form of the compensation of senior management and directors, with such compensation realistically reflecting the responsibilities and risks of such positions. (Proposed TSX Amendments)

Have a compensation committee composed entirely of independent directors, with a written charter that addresses certain matters set out in the Proposed NYSE Amendments.*

* This provision does not apply to companies with a controlling shareholder, such as the Corporation; however, the Corporation is adopting this standard on a voluntary basis.

9.    Composition of Committees
Committees should generally be composed of non-management directors, the majority of whom are unrelated. (TSX Guidelines)

10.   Governance Committee
The Board should assume responsibility for, or appoint a Committee responsible for, approach to corporate governance issues. This committee would, among other things, be responsible for the Corporation's response to the TSX Guidelines. (TSX Guidelines)

11.   Position Descriptions
Develop position descriptions for the Board and for the CEO, including the definition of limits for management's responsibilities.

The Board should develop the corporate objectives, which the CEO is responsible for meeting.

12.   Procedures to Ensure Independence
Establish appropriate procedures to enable the Board to function independently of management.

An appropriate structure would be to (i) appoint a Chairman of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the "lead director". (TSX Guidelines)

Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the Board's relationship to management to a committee of the Board. (TSX Guidelines and Proposed NYSE Amendments)

13.   Composition of the Audit Committee
The Audit Committee should be composed only of outside directors. (TSX
Guidelines)

The Audit Committee must be composed of a majority of unrelated directors and should be composed only of unrelated directors. (Proposed TSX Listing Standards)

The Audit Committee should be composed only of independent directors, defined with respect to the Audit Committee in accordance with the Proposed NYSE Amendments. (Proposed NYSE Amendments)

The Audit Committee must be composed only of independent directors. (SOX) Qualifications

All members of the Audit Committee should be financially literate. (Proposed TSX Amendments)

At least one member of the Audit Committee should have accounting or related financial expertise. (Proposed TSX Amendments)

At least one member of the Audit Committee should be an Audit Committee financial expert. (SOX)

The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. (TSX Guidelines)

Internal Controls

Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so. (TSX Guidelines) Resources

The Audit Committee must have the authority and resources to engage and pay outside advisors.(SOX)

Internal Audit Function
Have an internal audit function. (Proposed NYSE Amendments)

Hiring and Firing External Auditor
The Audit Committee is to have sole authority to hire and fire independent auditors and approve any significant non-audit relationship with the independent auditors. (Proposed NYSE Amendments)

Communications with External Auditor
The Audit Committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate. (TSX Guidelines)

14.   Audit Committee Mandate
The Audit Committee must have a charter that sets out explicitly the role and oversight responsibility with respect to certain matters. (Proposed TSX Listing Standards)

The Audit Committee must have a written charter that addresses certain matters set out in the Proposed NYSE Amendments.

The Audit Committee must establish procedures to deal with complaints relating to the Corporation's accounting, internal accounting controls and auditing matters. (SOX)

15.   External Advisors
Implement a system to enable individual directors to engage outside advisors, at the corporation's expense. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board. (TSX Guidelines)

Other Matters

16.   Equity Compensation Plans
Shareholders must be given the opportunity to vote on all equity-compensation plans (except inducement options, plans relating to mergers or acquisitions, and tax qualified and excess benefit plans). (Proposed NYSE Amendments)

17.   Corporate Governance Disclosure
Adopt and disclose corporate governance guidelines. (Proposed NYSE Amendments)

18.   Code of Conduct

Adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors and executive officers. (Proposed NYSE Amendments and Proposed TSX Listing Standards)

Comments

1. The Board of Directors has assumed responsibility for the stewardship of the Corporation and is in the process of adopting a formal mandate.

The Board has assumed responsibility specifically for the matters set out below:

(i) The adoption of a strategic planning process and the review and approval on an annual basis of a strategic plan which takes into account the opportunities and risks of the business and long-term corporate objectives and industry positioning.

(ii) Regular review of the Corporation's overall business risks and systems to address and manage such risks.

(iii) Succession planning for key senior management positions, and the CEO in particular, and skills assessments of individuals identified to fill key roles.

(iv) Review and approval of the Corporation's Fair Disclosure Policy - which addresses interaction with analysts and investors, timely disclosure and avoidance of selective disclosure - and contents of all major disclosure documents such as the Annual Information Form, the Management Information Circular and all Prospectuses.

(v) The integrity of the Corporation's internal business controls and management information systems, which the Board and the Audit Committee monitor and assess regularly with management and with the external auditors.

2.    A majority of the directors of the Corporation are unrelated.
At the date of this Circular, [March 1, 2003] eight of the nine members of the Board of Directors are "unrelated", both as that term is defined in the existing TSX Guidelines and as it is defined in the Proposed TSX Amendments. Roger Martin and Michio Naruto are not standing for re-election as directors. Charles Szuluk is being proposed for election as a director. If the shareholders elect the individuals being proposed for election in this Circular, seven of the eight members of the Board of Directors will be unrelated.

Onex Corporation is a significant shareholder of the Corporation. At the date of this Circular, seven directors (78% of the Board) are unrelated to Onex and six directors (67% of the Board) are unrelated to both Onex and to management. Following the upcoming annual meeting, if the shareholders elect the individuals being proposed for election in this Circular, six directors (75% of the Board) will be unrelated to Onex and five directors (63% of the Board) will be unrelated to both Onex and to management. This is the case both as "unrelated" is defined in the existing TSX Guidelines and as "unrelated" is defined in the Proposed TSX Amendments.

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At the date of this Circular, eight of the directors (89% of the Board) are
"independent" for purposes of the Proposed NYSE Amendments.

If the shareholders elect the individuals being proposed for election, seven directors (88% of the Board) will be independent for purposes of the Proposed NYSE Amendments.

3. The Board of Directors has considered the relationship of each of its directors to the Corporation.

- Mr. Polistuk is a related director because he is the CEO of the Corporation.

- Mr. Schwartz and Mr. Melman are shareholders, officers and/or directors of Onex. The TSX Guidelines and Proposed TSX Amendments are clear that interests and relationships that arise solely from shareholdings do not preclude a director from being considered unrelated. This is consistent with the determination of "independence" under the Proposed NYSE Amendments which state that, as the concern is independence from management, ownership of even a significant amount of stock is not a bar to a finding of independence.

      The Board has considered the relationship arising from a services agreement that is in place between the Corporation and Onex. The agreement does not involve the delegation to Onex of any aspect of the management of the business and affairs of Celestica, provides for payment obligations which are not material to either Celestica or Onex, and does not, in the view of the Board, interfere with the ability of Messrs. Schwartz or Melman to act independently of management. The Board has accordingly determined that Messrs. Schwartz and Melman are unrelated directors.

- The definition of "unrelated director" in the Proposed TSX Amendments suggests that an employee of an affiliate cannot be considered unrelated. The Corporation has received advice that the TSX agrees that this provision was included in the Proposed TSX Amendments in error and that it will be removed before the Proposed TSX Amendments are released for public comment. Relying on this advice and on the analysis above, the Board considers Messrs. Schwartz and Melman unrelated for purposes of the Proposed TSX Amendments.

- Messrs. Crandall, Etherington, Love, Martin, Naruto and Tapscott have no material business or other relationship with the Corporation or members of the Corporation's management, other than their positions as directors, optionees and shareholders, and, as a result, the Board of Directors has determined that each of these directors is an unrelated director.

- Mr. Szuluk has been proposed for election as a director at the upcoming meeting of shareholders. He does not have any material business relationship with the Corporation or members of the Corporation's management, other than his proposed position as a director of the Corporation.

The Board has affirmatively determined that Messrs. Crandall, Etherington, Love, Martin, Melman, Schwartz, Naruto and Tapscott (as well as Mr. Szuluk, who has been proposed for election as a director at the upcoming meeting of shareholders) are independent. (See discussion above regarding determination that these directors are unrelated.)

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4.    The Board has a Nominating and Corporate Governance Committee. The mandate of this committee is posted on the Corporation's web site. The members of the Nominating and Corporate Governance Committee are Messrs. Crandall, Etherington, Love, Melman and Tapscott, each of whom is an unrelated director. The Nominating and Governance Committee has a written mandate that addresses all of the matters in the Proposed NYSE Amendments. This mandate is posted on the Corporation's web site. Each of the members of the Nominating and Corporate Governance Committee (named above) is an independent director.

5. The Nominating and Corporate Governance Committee is charged with the responsibility for developing and recommending to the Board a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. It is also responsible for overseeing the execution of the assessment process approved by the Board. The Nominating and Corporate Governance Committee is currently overseeing the design of an assessment program appropriate for the Board and its Committees. As part of its written mandate, each of the Nominating and Corporate Governance Committee, the Compensation Committee and the Audit Committee is required to assess its performance on an annual basis.

6. New directors are oriented to the business and affairs of the Corporation through discussions with management and other directors and by periodic presentations from senior management on major business, industry and competitive issues.

Management and outside advisors provide information and education sessions to the Board and its Committees as necessary to keep the directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of directors.

7. The Board of Directors believes that its size is appropriate given the size and complexity of the Corporation's business and that it facilitates effective decision-making.

The directors of the Corporation are satisfied with the size of the Board and believe that the current Board composition results in a balanced representation on the Board of Directors among management, the significant shareholder and unrelated directors. Directors bring a balance of skills and experience necessary for the Board to discharge its oversight function effectively.

8. The Board of Directors has considered the remuneration paid to directors and considers it appropriate in light of the time commitment and risks and responsibilities involved.

The Board has a Compensation Committee. The Compensation Committee has a written mandate which includes reviewing the adequacy and form of compensation of senior management and the directors, with such compensation realistically reflecting the responsibilities and risks of such positions. The

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mandate has been posted on the Corporation's web site. The members of the
Compensation Committee are Messrs. Etherington, Crandall, Love, Melman and Tapscott, each of whom is an unrelated director.

The Board has a Compensation Committee. The mandate of this committee includes responsibility for all of the matters contemplated under the Proposed NYSE Amendments. The mandate has been posted on the Corporation's web site. Each of the members of the Compensation Committee (named above) is an independent director.

9. The Board of Directors has established three standing committees of directors (the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee), each with a specific mandate and each of which is comprised entirely of unrelated directors. The Board also has an Executive Committee which meets on an ad hoc basis. Consistent with the TSX Guidelines, the Executive Committee is comprised of a majority of unrelated directors. The members of the Executive Committee are Messrs. Polistuk, Crandall and Melman.

10. The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board relating to the Corporation's approach to corporate governance and is responsible for the Corporation's Statement of Corporate Governance.

11. The Board of Directors has developed a position description for the CEO and, as stated in Item 1, will adopt a formal mandate for the Board. The Board of Directors requires management to obtain the Board of Directors' approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures. The Board of Directors expects management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments. The Board of Directors retains responsibility for any matter that has not been delegated to senior management or to a committee of directors.

The Board of Directors approves specific financial and business objectives, which will be used as a basis for measuring the performance of the CEO.

12. If the shareholders elect the individuals being proposed for election in this Circular, [see commentary in section 2 above] the Board of Directors will include only one director who is a member of the Corporation's management, while seven directors are not part of the Corporation's management.

Mr. Polistuk, who is the CEO, currently serves as Chairman of the Board of Directors. The Board of Directors is of the view that appropriate structures and procedures are in place to allow the Board to function independently of management while continuing to provide the Corporation with the benefit of having a Chairman of the Board with extensive experience and knowledge of the Corporation's business.

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The Board has created the position of lead director and has appointed Mr.
Crandall to that position. Mr. Crandall is also chair of the Nominating and Corporate Governance Committee.

The non-management members of the Board meet without management present as part of every Board of Directors meeting. Mr. Crandall presides at these meetings.

The Board of Directors also has access to information independent of management through the Corporation's external auditors and outside advisors. See disclosure above.

13. The members of the Audit Committee are Messrs. Martin, Crandall, Love, Etherington and Tapscott. The composition of the Audit Committee meets the requirements under the TSX Guidelines (outside directors only), the Proposed TSX Amendments (unrelated directors only), SOX (independent directors only) and the Proposed NYSE Amendments (independent directors only).
See above.
See above.
See above.

The Board has determined that all members of the Audit Committee are financially literate, since each member has the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto.

The Board has determined that Messrs. Crandall and Etherington have accounting or financial expertise, since they each have the ability to analyse and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles.

The Board has considered the extensive financial experience of each of Mr. Crandall and Mr. Etherington, including their respective experience serving as the Chief Financial Officer of a large U.S. and/or Canadian organization, and has determined that each of them is an audit committee financial expert within the meaning of SOX.
See item 14 below.

The Audit Committee oversees management reporting on the Corporation's internal controls. The Committee annually reviews and approves the mandate and plan of the internal audit department. The internal auditor is required to report regularly to the Committee and the Committee has direct communication channels with the internal auditors to discuss and review specific issues as appropriate.

As part of the written mandate of the Audit Committee, the Audit Committee has the authority to retain such outside legal, accounting or other advisors as it may consider appropriate. The Audit Committee is not required to obtain the approval of the Board in order to retain or compensate such advisors.

The Corporation has a well-developed internal audit function, which it complements through the use of external advisors for specific projects and in jurisdictions where specialized expertise is required.

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The Audit Committee has sole authority for recommending the person to be proposed to the Corporation's shareholders for appointment as external auditor and whether, at any time, the incumbent external auditor should be removed from office. The Audit Committee must pre-approve any non-audit services by the independent auditors.

The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee meets with each of the internal auditor and the external auditor in the absence of management as part of every Audit Committee meeting.

14. The Audit Committee has a well-defined mandate which sets out its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information.

The Audit Committee has a written mandate that addresses all of the matters in the Proposed NYSE Amendments. This mandate is posted on the Corporation's web site.

The Audit Committee's mandate includes responsibility for establishing such procedures.

15. Each committee is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of the Corporation provided that such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.

16. The Corporation has stock option and share purchase plans which were reviewed by the TSX at the time of the Corporation's initial public offering. The TSX requires that any material amendments to those plans be approved by shareholders.

17. The Corporate Governance Committee is overseeing the development of corporate governance guidelines as contemplated by the Proposed NYSE Amendments. Many of the governance practices contemplated by the Proposed NYSE Amendments have been part of the Corporation's governance practices for some time and are described in this Statement of Corporate Governance Practices.

18. The Corporation has had a Code of Business Conduct in place since its inception. The Nominating and Corporate Governance Committee is in the process of reviewing that code to confirm that it encompasses all of the areas contemplated by the Proposed NYSE Amendments. When this review has been completed and any changes to the Code have been approved by the Board, the

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Corporation's Code of Business Conduct will be posted on the Corporation's web site.

Company Values

At Celestica, we are proud of our history in the technology industry. We compete to win in the global marketplace with products and services that delight our customers. We are committed to providing superior value to our stakeholders. Our key competitive advantage is our people - technology alone will not guarantee our future. Creativity, commitment and our passion for responsiveness allow us to thrive in a changing business environment. To ensure continued financial success, pride in our workplace and high morale, we are committed to achieving Celestica's goals through adherence to these stated values and principles:

People

We are responsible and trustworthy. We have a sense of ownership and perform best when:
- Respect for the individual is demonstrated and we treat each other with dignity and fairness.
-     Diversity and equity are embraced in all our policies and practices.
-     Status differentials are based only on business requirements.
-     Conflict is resolved in a direct and timely manner.
-     Work is stimulating and challenging.
-     There is a balance between work and personal life.
- The leadership team sets an example by demonstrating commitment to these values and principles.

Partnerships

Mutually beneficial relationships with customers, suppliers, educational institutions and the community are essential.
- The highest standards of ethical behaviour are followed in all of our dealings.
- We understand and anticipate our partners' needs and capabilities, and help them plan for future requirements.
-     Suppliers and other partners are recognized as an extension of our team.
-     We support and encourage community involvement.

Customers

Celestica's success is driven by our customers' success.
-     It is easy to do business with us.

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-     We respond to our customers' needs with speed, agility and a 'can do'
attitude.
-     We are competitive with our commitments and we meet them.

Quality

Quality is defined by the customer.
-     Requirements are clearly defined, communicated and understood.
-     We strive for error-free work and defect prevention.
- Variances are detected and permanently corrected at the source, ensuring that defects do not escape to the customer.
-     Continuous improvement is designed into every aspect of our business.
-     Quality is everyone's responsibility.
-     We do not compromise quality.

Teamwork and Empowerment

We work together to achieve Celestica's goals.
-     We support Celestica's goals over a team's or individual's business goals.
- Teams have the necessary skills, resources, information and authority to self-manage both social and technical issues.
-     Roles and responsibilities are clearly defined and understood.
-     Adaptability, flexibility and initiative are expected from all.
- We willingly undertake any task required for the effective operation of our business.
-     Leadership roles and activities are shared.
-     Decisions are made:
      -  at the source;
      -  based on input from those affected;
      -  considering both business and individual needs.
-     We are accountable for our actions and responsibilities.
-     We challenge boundaries and practices to initiate improvement.
-     We encourage activities that build teamwork and high morale.

Technology and Processes

Our success is based on innovation and technology leadership.
-     We make optimal use of resources and adhere to defined processes.
-     We strive for simplicity and ease-of-use in the design of processes.
- Processes and systems are understood and developed with input from those responsible for execution.
- We use tools, technology and processes best suited to sustain our competitive advantage.

Communication

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We take time to listen and ensure understanding.
-     Information is shared to maximize understanding, commitment and ownership.
- Communication is clear, timely, honest, accurate and takes place directly between concerned parties.
-     We constructively offer and accept feedback.

High-Calibre Workforce

We maintain a high-calibre workforce.
- We attract and retain people with the best qualifications, skills, aptitudes and attitudes that match our long-term requirements and work culture.
-     We are trained and qualified to be proficient in our jobs.
- The development of appropriate technical, interpersonal and team skills is a shared responsibility between Celestica and each employee.
- We are responsible for effective knowledge transfer, skills development and succession planning.
- Developmental and job opportunities are known and accessible to all employees.
-     We are committed to continuous learning.
- We have a flexible workforce in which employment arrangements may differ. We are committed to making employment a rewarding experience for both Celestica and the individual.

Compensation and Recognition

Our compensation programs are competitive and influenced by overall company success.
-     We know what is expected of us and how our contribution is measured.
-     Ongoing poor performance is not tolerated.
- We encourage innovation and risk-taking, and treat errors as opportunities to learn and grow.
- Skills, knowledge and contributions to the achievement of goals are key elements that influence compensation, recognition and opportunity.
- Individual, team and company achievements are recognized in a fair and consistent manner.
-     We celebrate our successes.

Environment

We take pride in our workplace and are a responsible corporate citizen.
- Each of us is obligated to maintain a safe, clean, healthy and secure work environment.
-     Our workplace is a showcase of our capabilities.
-     We promote a healthy lifestyle.
-     We protect the environment.

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Environmental Policy

Celestica has adopted the following Environmental Policy - to protect the environment and to conduct its operations in the electronics manufacturing services industry using sound management practices. This policy is the foundation for our environmental objectives listed below.
- Be an environmentally responsible neighbour in the communities where we operate. We will act responsibly to correct conditions that impact health, safety or the environment.
- Commit to a 'prevention of pollution' program and achieve continual improvement in our environmental objectives.
- Environmental objectives and targets will be set each year based on the previous year's results and trends.
-     Practice conservation in all areas of our business.
- Develop safe, energy efficient and environmentally conscious products and manufacturing processes.
- Assist in the development of technological solutions to environmental problems.
- Comply with or exceed all applicable and anticipated environmental Legislation and Regulations. Where none exist, we will set and adhere to stringent standards of our own.
- Conduct rigorous self-assessments and audits to ensure our compliance with this policy on an ongoing basis.

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Management's Discussion and Analysis
of financial condition and results of operations

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the 2002 Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars.

Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations, and elsewhere in this Annual Report, including, without limitation, statements containing the words believes, anticipates, estimates, expects, and words of similar import, constitute forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties which could cause actual results to differ materially from those anticipated in these forward-looking statements. These risks and uncertainties include, but are not limited to: the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the computer and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage expansion, consolidation and the integration of acquired businesses. These and other risks and uncertainties and factors are discussed in the Company's filings with the Canadian Securities Commission and the U.S. Securities and Exchange Commission, including the Company's Annual Report on Form 20-F and subsequent reports on Form 6-K with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Celestica is a world leader in providing electronics manufacturing services to OEMs in the information technology and communications industries. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex printed circuit board assemblies and the full system assembly of final products. In addition, the Company is a leading-edge provider of design, repair and engineering services, supply chain management and power products. Celestica operates facilities in the Americas, Europe and Asia.

2002 was a challenging year as the information technology and communications end markets remained weak. Revenue for 2002 was $8.3 billion, down 17% from $10.0 billion for 2001. The reduced demand for Celestica's products and services contributed to the decrease in revenue and margins for 2002. Revenue from existing customers decreased for the second consecutive year.

Historically, acquisitions have contributed significantly to the Company's growth, with 2001 being the most active year for acquisitions, in terms of the number of acquisitions closed and the total purchase price. Growth from acquisitions in 2002, however, was minimal. Celestica continues to evaluate acquisition opportunities and anticipates that acquisitions will continue to contribute to its future growth.

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In 2001, the Company announced its first restructuring plan in response to the weakened end markets. The continued downturn into 2002 resulted in the Company announcing further restructuring actions, which it expects to complete by the end of 2003. The restructurings were focused on consolidating facilities and increasing capacity in lower cost geographies. The Company expects that it will have a better-balanced manufacturing footprint when all of the planned restructuring actions are completed.

In the fourth quarter of 2002, Celestica recorded impairment losses totaling $285.4 million, in connection with its annual impairment tests of goodwill and long-lived assets, based on factors and conditions at the time the assessments were performed. Conditions in the marketplace deteriorated significantly from January 1, 2002, when the Company completed its evaluation of the transitional goodwill impairment, as required by the new goodwill standards. Future impairment tests may result in additional impairment charges.

In 2002, management focused on reducing working capital, and increased its cash balance to its highest level in the Company's history. Cash earned from operations in 2002 fully funded the Company's 2002 acquisitions of $111.0 million, repayment of $130.0 million of subordinated debt, the repurchase of $32.5 million in capital stock and the repurchase of convertible debt for an aggregate purchase price of $100.3 million.

Critical Accounting Policies and Estimates

Celestica prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to United States GAAP, as disclosed in note 22 to the 2002 Consolidated Financial Statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the 2002 Consolidated Financial Statements. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, the fair value of reporting units for purposes of goodwill impairment tests, the useful lives and valuation of intangible assets, and restructuring charges. Actual results could differ materially from those estimates and assumptions.

Revenue recognition:
Celestica derives most of its revenue from OEM customers. The contractual agreements with its key customers generally provide a framework for its overall relationship with the customer. Celestica recognizes product revenue upon shipment to the customer as performance has occurred, all customer specified acceptance criteria have been tested and met, and the earnings process is considered complete. Actual production volumes are based on purchase orders for the delivery of products. These orders typically do not commit to firm production schedules for more than 30 to 90 days in advance. Celestica minimizes its risk relative to its

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inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. Celestica is largely protected from the risk of inventory cost fluctuations as these costs are generally passed through to customers.

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Allowance for doubtful accounts:
Celestica records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, current business environment, customer and industry concentrations, and historical experience. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses.

Inventory valuation:
Celestica values its inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. Celestica regularly adjusts its inventory valuation based on shrinkage and management's estimates of net realizable value, taking into consideration factors such as inventory aging, future demand for the inventory, and the nature of the contractual agreements with customers and suppliers, including the ability to return inventory to them. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Income tax valuation allowance:
Celestica records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Goodwill:
Celestica performs its annual goodwill impairment tests in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. Celestica recorded an impairment loss in the fourth quarter of 2002. Future goodwill impairment tests may result in further impairment charges.

Intangible assets:
Celestica performs its annual impairment tests on long-lived assets in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Celestica estimates the useful lives of intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of intangible assets is based on the amount of future net cash flows these assets are estimated to generate. Revenue and expense projections are based on management's estimates, including estimates of current and future industry conditions. A

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significant change to these assumptions could impact the estimated useful lives or valuation of intangible assets resulting in a change to amortization expense and impairment charges.

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Restructuring charges:
Celestica recorded restructuring charges in 2001 and 2002, relating to facility consolidations and workforce reductions. These charges are recorded based on detailed plans approved and committed to by management. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that will be abandoned or subleased, owned facilities which are no longer used and will be held for disposition, cost of leased equipment that will be abandoned, impairment of owned equipment that will be held for disposition, and impairment of related intangible assets, primarily intellectual property. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. The estimates of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

Recent Acquisitions

A significant portion of Celestica's growth in prior years was generated by strengthening its customer relationships and increasing the breadth of its service offerings through asset and business acquisitions. The Company focused on investing strategically in acquisitions that better positioned the Company for future outsourcing opportunities. Celestica's most active year for acquisitions was 2001. The historical pace of Celestica's acquisitions did not continue in 2002 and may not continue in the future.

As a result of the continued downturn in the economy, some of the sites acquired in prior years have been impacted by the Company's latest round of restructuring. Supply agreements entered into in connection with certain acquisitions were also affected by order cancellations and reschedulings as base-business volumes have decreased. See discussion below in "Results of Operations."

2001 Asset Acquisitions:
In February 2001, Celestica acquired certain manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. and signed supply agreements. In March 2001, Celestica acquired certain assets relating to N.K. Techno Co. Ltd's repair business, which expanded the Company's presence in Japan, and established a greenfield operation in Shanghai. In May 2001, Celestica acquired certain assets from Avaya Inc. in Little Rock, Arkansas and Denver, Colorado, and, in August 2001, acquired certain assets in Saumur, France. The Company signed a five-year supply agreement with Avaya. In August 2001, Celestica acquired certain assets in Columbus, Ohio and Oklahoma City, Oklahoma from Lucent Technologies Inc. and signed a five-year supply agreement. The aggregate purchase price for these asset acquisitions in 2001 of $834.1 million was financed with cash.

2001 Business Combinations:
In January 2001, Celestica acquired Excel Electronics, Inc. through a merger with Celestica (U.S.) Inc., which enhanced the Company's prototype service offering in the southern region of the United States. In June 2001, Celestica acquired Sagem CR s.r.o., in the Czech Republic, from Sagem SA, of France, which enhanced the Company's presence in central Europe. In August 2001, Celestica acquired Primetech Electronics Inc. (Primetech), an EMS provider in

Canada. The purchase price for Primetech was financed primarily with the issuance of 3.4 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company.

In October 2001, Celestica acquired Omni Industries Limited (Omni). Omni is an EMS provider, headquartered in Singapore, with locations in Singapore, Malaysia, China, Indonesia and Thailand, and had approximately 9,000 employees at the date of acquisition. Omni provides printed circuit board assembly and system assembly services, as well as other related supply chain services including plastic injection molding and distribution. Omni manufactures products for industry-leading OEMs in the PC, storage and communications sectors. The acquisition significantly enhanced Celestica's EMS presence in Asia. The purchase price for Omni of $865.8 million was financed with the issuance of 9.2 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company, and $479.5 million in cash.

The aggregate purchase price for these business combinations in 2001 was $1,093.3 million, of which $526.3 million was financed with cash.

2002 Asset Acquisitions:
In March 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. The Company signed a five-year supply agreement to provide a complete range of electronics manufacturing services for a broad range of NEC's optical backbone and broadband access equipment. In August 2002, the Company acquired certain assets from Corvis Corporation in the United States. The Company signed a multi-year supply agreement with Corvis, which positioned Celestica as the exclusive manufacturer of Corvis' terrestrial optical networking products and sub-sea terminating equipment. The aggregate purchase price for these acquisitions in 2002 of $111.0 million was financed with cash and allocated to the net assets acquired, based on their relative fair values at the date of acquisition.

Celestica may at any time be engaged in ongoing discussions with respect to several possible acquisitions of widely-varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and corporate acquisitions. Celestica has identified several possible acquisitions that would enhance its global operations, increase its penetration in several industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to continue any current discussions and actively pursue other acquisition opportunities.

Results of Operations

Celestica's annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs and the relative mix of value-add products and services. The level and timing of customers' orders will vary due to customers' attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Celestica's annual and quarterly operating results are also affected by capacity utilization, geographic manufacturing mix and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage labour, inventory and capital assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer product delivery requirements, shortages of components or labour and other factors. Weak end-market conditions began to emerge in early to mid-2001 and have continued to weaken for the communications and information technology industries. This resulted in customers rescheduling or cancelling orders which negatively impacted Celestica's results of operations.

The table below sets forth certain operating data expressed as a percentage of revenue for the years indicated:

        Year ended December 31
                                                   2000              2001             2002
Revenue                                            100.0%            100.0%           100.0%
Cost of sales                                       92.9              92.9             93.3
Gross profit                                         7.1               7.1              6.7
Selling, general and administrative expenses         3.3               3.4              3.6
Amortization of goodwill and intangible assets       1.0               1.3              1.2
Integration costs related to acquisitions            0.2               0.2              0.2
Other charges                                        0.0               2.7              8.2
Operating income (loss)                              2.6              (0.5)            (6.5)
Interest income, net                                (0.2)             (0.1)            (0.0)
Earnings (loss) before income taxes                  2.8              (0.4)            (6.5)
Income taxes (recovery)                              0.7               0.0             (1.1)
Net earnings (loss)                                  2.1%             (0.4)%           (5.4)%

(BAR GRAPH)

revenue
(in billions)

1998     $  3.2
1999     $  5.3
2000     $  9.8
2001     $ 10.0
2002     $  8.3

Revenue
Revenue decreased 17%, to $8,271.6 million in 2002 from $10,004.4 million in 2001, primarily due to a reduction in base-business volumes as a result of the prolonged weakened end-market conditions. Excess capacity in the EMS industry also put pressure on pricing for components and services, thereby reducing revenue. The visibility of end-market conditions remains limited.

Celestica manages its operations on a geographic basis. The three reporting segments are the Americas, Europe and Asia. Revenue from the Americas operations decreased 27%, to $4,640.8 million in 2002 from $6,334.6 million in 2001. Revenue from European operations decreased 40%, to $1,786.5 million in 2002 from $3,001.3 million in 2001. The Americas and European operations have been hardest hit by customer cancellations and delays of orders because of the downturn in end-market demand for their products, as well as the customers' demands for lower product manufacturing costs. As a result, the Company has initiated restructuring actions to reduce the manufacturing capacity in these geographies, which includes downsizing and closure of manufacturing facilities. The restructuring actions also include transferring programs from higher cost geographies to lower cost geographies. Revenue from Asian operations increased 113%, to $2,109.7 million in 2002 from $991.1 million in 2001. The increase in revenue from Asian operations is primarily due to acquisitions and an increase in base-business volumes. The effect of the 2002 acquisitions and the shifting of program activities from other geographies are expected to increase revenue in the Asian operations in 2003.

Revenue increased 3%, to $10,004.4 million in 2001 from $9,752.1 million in 2000. Acquisition revenue grew by 14%, offset by an 11% decline in base-business volumes. The acquisition growth was a result of strategic acquisitions in the communications industry, primarily in the U.S. and Asia. Base-business revenue declined in 2001 due to the softening of end markets. Revenue from the Americas operations decreased 3%, to $6,334.6 million in 2001 from $6,542.7 million in 2000, primarily due to continued end-market softening which was partially offset by acquisitions. Revenue from European operations increased 6%, to $3,001.3 million in 2001 from $2,823.3 million in 2000, due to the flow through of the IBM acquisition from 2000, and from the 2001 acquisitions, partially offset by the general industry downturn. Revenue from Asian operations increased 14%, to $991.1 million in 2001 from $871.6 million in 2000, primarily due to the Omni acquisition offset in part by the general industry downturn. The following represents the end-market industries as a percentage of revenue for the indicated periods:

Year ended December 31
                                                     2000     2001     2002
Communications                                       31%      36%      45%
Servers                                              33%      31%      26%
Storage and other                                    14%      18%      22%
Workstations and PCs                                 22%      15%       7%

The following customers represented more than 10% of total revenue for each of the indicated periods:

      Year ended December 31
                                                     2000     2001     2002
Sun Microsystems                                     y        y        y
IBM                                                  y        y        y
Lucent Technologies                                           y        y

Celestica's top five customers represented in the aggregate 66% of total revenue in 2002, compared to 67% in 2001 and 69% in 2000. The Company is dependent upon continued revenue from its top customers. There can be no assurance that revenue from these or any other customers will not increase or decrease as a percentage of total revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations. See notes 17 (concentration of risk) and 19 to the 2002 Consolidated Financial Statements.

Gross profit
Gross profit decreased 22%, to $555.8 million in 2002 from $712.5 million in 2001. Gross margin decreased to 6.7% in 2002 from 7.1% in 2001. Gross margins decreased 0.4% from prior year, primarily due to the significant reduction in business volumes and industry pricing pressures. The European operations were most adversely affected as they were operating at lower levels of utilization and higher fixed costs for the year. The volume reductions tended to impact higher value-added products, disproportionately, further adversely affecting the European margins. In addition, costs for the European operations were higher than expected due to delays in transferring programs, the slower pace of restructuring and some process scrap and related inventory issues, in the latter part of the year. The margin declines in the European operations were offset partially by improved margins in the Americas and Asian operations. The Americas improved its operating efficiencies, had higher value-added product mix and benefited from restructuring actions. Asian margins improved on higher volumes and utilization rates.

Gross profit increased 4%, to $712.5 million in 2001 from $688.0 million in 2000. Gross margin was 7.1% in 2001, consistent with 2000. Margins were maintained due to continued focus on costs and supply chain initiatives, and the benefits of the 2001 restructuring actions. For the foreseeable future, the Company's gross margin is expected to depend on product mix, production efficiencies, utilization of manufacturing capacity, geographic manufacturing mix, start-up activity, new product introductions, pricing within the electronics industry, cost structure at individual sites and other factors. Over time, gross margins at individual sites and for the Company as a whole are expected to fluctuate. Also, the availability of labour and raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth.

(BAR GRAPH)

SG & A percentage
(percentage of revenue)

1998     4.0%
1999     3.8%
2000     3.3%
2001     3.4%
2002     3.6%

Selling, general and administrative expenses
Selling, general and administrative (SG&A) expenses decreased 13%, to $298.5 million (3.6% of revenue) in 2002 from $341.4 million (3.4% of revenue) in 2001. SG&A as a percentage of revenue increased as certain elements of expenses were fixed over this period. The decrease in SG&A, on an absolute basis, reflects the benefits from the Company's restructuring programs and a reduction in discretionary spending, which more than offset the increase in expenses due to operations acquired in the latter part of 2001 and in 2002.

SG&A increased 5%, to $341.4 million (3.4% of revenue) in 2001 from $326.1 million (3.3% of revenue) in 2000. The increase in expenses was primarily due to operations acquired during 2000 and 2001.

Research and development costs increased to $18.2 million (0.2% of revenue) in 2002, compared to $17.1 million (0.2% of revenue) in 2001 and $19.5 million (0.2% of revenue) in 2000.

Amortization of goodwill and intangible assets
Amortization of goodwill and intangible assets decreased 23%, to $95.9 million in 2002 from $125.0 million in 2001. Effective January 1, 2002, the Company fully adopted the new accounting standards for goodwill and discontinued amortization of all goodwill effective that date. Amortization of goodwill for 2001 was $39.2 million. See "Recent Accounting Developments." The decrease in amortization is the result of this change in accounting for goodwill, offset in part by the amortization of intangible assets arising from the 2001 and 2002 acquisitions. See note 2(q)(ii) to the 2002 Consolidated Financial Statements for the impact of the change in policy on net earnings (loss) and per share calculations.

Amortization of goodwill and intangible assets increased 41%, to $125.0 million in 2001 from $88.9 million in 2000. The increase is attributable to the goodwill and intangible assets arising from 2000 and 2001 acquisitions.

Integration costs related to acquisitions
Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers, and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.

Integration costs were $21.1 million in 2002, compared to $22.8 million in 2001 and $16.1 million in 2000. The integration costs incurred in 2002 primarily relate to the Lucent, NEC Japan and Omni acquisitions.

Integration costs vary from period to period due to the timing of acquisitions and related integration activities.

Other charges
In 2002, Celestica incurred $677.8 million in other charges, compared to $273.1 million in 2001.

      Year ended December 31
                                                               2001         2002
      (in millions)
2001 restructuring                                          $ 237.0      $   1.9
2002 restructuring                                               --        383.5
2002 goodwill impairment                                         --        203.7
Other impairment                                               36.1         81.7
Deferred financing costs and debt redemption fees                --          9.6
Gain on sale of surplus land                                     --         (2.6)
                                                            $ 273.1      $ 677.8

Further details of the other charges are included in note 13 to the 2002 Consolidated Financial Statements.

To date, the Company has announced two restructuring plans in response to the economic climate. These actions, which included reducing the workforce, consolidating facilities and changing the strategic focus of the number and geography of sites, was largely intended to align the Company's capacity and infrastructure to anticipated customer demand, as well as to rationalize its footprint worldwide. The 2001 restructuring plan amounted to $237.0 million. The 2002 restructuring plan amounted to $383.5 million. Cash outlays are funded from cash on hand.

The Company has and expects to continue to benefit from the restructuring measures taken in 2001 and 2002 through reduced operating costs. The Company has completed the major components of the 2001 restructuring plan, except for certain long-term lease and other contractual obligations. The Company expects to complete the major components of the 2002 restructuring plan by the end of 2003, except for certain long-term lease and other contractual obligations. The Company continues to evaluate its cost structure relative to its revenue levels and may take additional restructuring charges in the future. See "Recent Developments."

In the fourth quarter of 2002, the Company recorded a non-cash charge against goodwill of $203.7 million, in connection with its annual impairment assessments of goodwill. An independent third-party valuation confirmed the fair value of the reporting units and the impairment assessment. In the fourth quarter of 2002, the Company also recorded a non-cash charge of $81.7 million, primarily against intangible assets. In 2001, the Company recorded a non-cash charge of $36.1 million, primarily against goodwill and intangible assets. See note 7 to the 2002 Consolidated Financial Statements.

The Company may continue to experience goodwill and intangible asset impairment charges in the future as a result of adverse changes in the electronics industry, customer demand and other market conditions, which may have a material adverse effect on the Company's financial condition.

Interest income, net
Interest income in 2002 amounted to $17.2 million, compared to $27.7 million in 2001, and $36.8 million in 2000. Interest income decreased for 2002 compared to 2001, primarily due to lower interest rates on cash balances. Interest income was offset by interest expense on the Company's Senior Subordinated Notes and debt facilities, which has decreased from $19.8 million in 2001 to $16.1 million in 2002, due to the redemption of the Senior Subordinated Notes in August 2002. Interest expense is expected to decrease for 2003 as a result of the full-year effect of the redemption.

Income taxes
The income tax recovery in 2002 was $91.2 million, reflecting an effective tax recovery rate of 17%. This is compared to an income tax recovery of $2.1 million in 2001, reflecting an effective tax recovery rate of 5%.

The Company's effective tax rate is the result of the mix and volume of business in lower tax jurisdictions within Europe and Asia. These lower tax rates include tax holidays and tax incentives that Celestica has negotiated with the respective tax authorities which expire between 2004 and 2012. The tax benefit arising from these incentives is approximately $24.9 million, or $0.11 diluted per share for 2002 and $9.6 million, or $0.04 diluted per share for 2001. The Company expects the current tax rate of 17% to continue for the foreseeable future based on the anticipated nature and conduct of its business and the tax laws, administrative practices and judicial decisions now in effect in the countries in which the Company has assets or conducts business, all of which are subject to change or differing interpretation, possibly with retroactive effects.

The net deferred income tax asset as at December 31, 2002 of $274.3 million arises from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the operations of the Company in the tax jurisdictions in which such losses or deductions arose. Management records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset and tax planning strategies, management has determined that a valuation allowance of $76.6 million is required in respect of its deferred income tax assets as at December 31, 2002. No valuation allowance was required for the deferred income tax assets as at December 31, 2001. In order to fully utilize the net deferred income tax assets of $274.3 million, the Company will need to generate future taxable income of approximately $741.0 million. Based on the Company's current projection of taxable income for the periods in which the deferred income tax assets are deductible, it is more likely than not that the Company will realize the benefit of the net deferred income tax assets as at December 31, 2002.

Liquidity and Capital Resources

In 2002, operating activities provided Celestica with $982.8 million in cash, compared to $1,290.5 million in 2001. Cash was generated from earnings and a reduction in working capital, primarily inventory, due to improved inventory management, and the collection of accounts receivable. The Company will continue to focus on improving working capital management. Cash generated from operations was sufficient to fully fund the Company's investing and financing activities for 2002.

Investing activities for 2002 included capital expenditures of $151.4 million, and asset acquisitions of $111.0 million offset by proceeds from the sale of the Company's Columbus, Ohio facility and from the sale-leaseback of machinery and equipment.

In 2002, Celestica redeemed the entire $130.0 million of outstanding Senior Subordinated Notes which were due in 2006 and paid the contractual premium of 5.25%, or $6.9 million, on redemption. The Company also reduced the leverage on its balance sheet by repurchasing Liquid Yield Option(TM) Notes (LYONs) in the open market. These LYONs, having a principal amount at maturity of $222.9 million, were repurchased at an average price of $450.10 per LYON, for a total of $100.3 million. A gain of $6.7 million, net of taxes of $3.9 million, was recorded. See further details in note 10 to the 2002 Consolidated Financial Statements. The Company may, from time to time, purchase additional LYONs in the open market. Subsequent to year-end, the board of directors authorized the Company to spend up to an additional $100.0 million to repurchase LYONs, at management's discretion. This is in addition to the amounts authorized in October 2002, of which $48.0 million remains available for future purchases. The amount and timing of future purchases cannot be determined at this time.

In July 2002, Celestica filed a Normal Course Issuer Bid to repurchase up to 9.6 million subordinate voting shares, for cancellation, over a period from August 1, 2002 to July 30, 2003. The shares will be purchased at the market price at the time of purchase. The number of shares to be repurchased during any 30-day period may not exceed 2% of the outstanding subordinate voting shares. A copy of our Notice relating to the Normal Course Issuer Bid may be obtained from Celestica, without charge, by contacting the Company's Investor Relations Department at clsir@celestica.com. In 2002, the Company repurchased 2.0 million subordinate voting shares at a weighted average price of $16.23 per share. All of these transactions were funded with cash on hand.

In 2001, operating activities provided Celestica with $1,290.5 million in cash principally from earnings and a reduction in working capital. The primary factors contributing to the positive cash flow for the year were the reduction of inventory due to better inventory management, strong accounts receivable collections and the sale of $400.0 million in accounts receivable under a revolving facility, offset by a decrease in accounts payable and accrued liabilities. Investing activities in 2001 included capital expenditures of $199.3 million and $1,299.7 million for acquisitions. See "Recent Acquisitions." The Company fully funded the 2001 acquisitions with cash from operations. The Company's 2001 financing activities included the issuance in May of 12.0 million subordinate voting shares for gross proceeds of $714.0 million and the repayment of $56.0 million of debt acquired in connection with the acquisition of Omni.

(BAR GRAPH)

debt to capital improves (1)
(percentage)

1998     14%
1999      8%
2000     28%
2001     21%
2002     19%

(1) Calculated as debt/capital. Debt includes long-term debt and convertible debt. Capital includes total shareholder's equity and long-term debt.

Capital Resources

During the year, Celestica amended its credit facilities. At December 31, 2002, the Company had two credit facilities: a $500 million four-year revolving term credit facility and a $350 million revolving term credit facility which expire in 2005 and 2004, respectively. The Company elected to cancel its third credit facility which was originally entered into in July 1998. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and, a change in control is an event of default. No borrowings were outstanding under the revolving credit facilities at December 31, 2002.

Celestica and certain subsidiaries have uncommitted bank facilities which total $47.1 million that are available for operating requirements.

Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects capital spending for 2003 to be in the range of 1.5% to 2.0% of revenue. At December 31, 2002, Celestica had committed $30.3 million in capital expenditures. In addition, Celestica regularly reviews acquisition opportunities, and therefore, may require additional debt or equity financing.

The Company has an arrangement to sell up to $400.0 million in accounts receivable under a revolving facility which is available until September 2004. As of year-end, the Company generated cash from the sale of $320.5 million in accounts receivable. The terms of the arrangement provide that the purchaser may elect not to purchase receivables if Celestica's credit rating falls below a specified threshold. Celestica's credit rating is significantly above that threshold.

Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs, and costs of locally sourced supplies and inventory) are denominated in various currencies. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. The Company has an exchange risk management policy in place to control its hedging programs and does not enter into speculative trades. At December 31, 2002, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $669.1 million with expiry dates up to March 2004, except for one contract for $10.6 million that expires in January 2006. The fair value of these contracts at December 31, 2002, was an unrealized gain of $18.9 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs and generally involves entering into contracts to trade U.S. dollars for Canadian dollars, British pounds sterling, Mexican pesos, euros, Thailand baht, Singapore dollars, Brazilian reais, Japanese yen and Czech koruna at future dates. In general, these contracts extend for periods of less than 19 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions, if entered into, will be successful. See note 2(n) to the 2002 Consolidated Financial Statements.

As at December 31, 2002, the Company has contractual obligations that require future payments as follows:

(in millions)                        Total         2003      2004     2005     2006     2007     Thereafter
Long-term debt                       $    6.9      $   2.7   $  2.5   $  1.5   $  0.1   $  0.1   $    -
Operating leases                        338.3        106.5     59.5     38.9     23.0     18.9     91.5

As at December 31, 2002, the Company has convertible instruments, the LYONs, with an outstanding principal amount at maturity of $1,590.6 million payable August 1, 2020. Holders of the instruments have the option to require Celestica to repurchase their LYONs on August 2, 2005, at a price of $572.82 per LYON, or a total of $911.1 million. The Company may elect to settle in cash or shares or any combination thereof. See further details in note 10 to the 2002 Consolidated Financial Statements.

Under the terms of an existing real estate lease which expires in 2004, Celestica has the right to acquire the real estate at a purchase price equal to the lease balance which currently is approximately $37.3 million. In the event that the lease is not renewed, subject to certain conditions, Celestica may choose to market and complete the sale of the real estate on behalf of the lessor. If the highest offer received is less than the lease balance, Celestica would pay the lessor the lease balance less the gross sale proceeds, subject to a maximum of $31.5 million. In the event that no acceptable offers are received, Celestica would pay the lessor $31.5 million and return the property to the lessor. Alternatively, Celestica may choose to acquire the real estate at the expiration for a price equal to the then current lease balance. The future lease payments under this lease are included in the total operating lease commitments.

As at December 31, 2002, the Company has commitments that expire as follows:

(in millions)                         Total       2003      2004     2005      2006     2007     Thereafter
Foreign currency contracts            $ 669.1     $ 621.5   $ 39.6   $ 5.3     $ 2.7    $  -     $  -
Letters of credit, letters of
            guarantee and surety
            and performance bonds        61.2        37.6      1.0    16.9         -     3.9      1.8

The Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These guarantees may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these guarantees. Historically, the Company has not made significant payments relating to these indemnifications.

The Company expenses management related fees charged by its parent company. Management believes that the fees charged are reasonable in relation to the services provided. See note 15 to the 2002 Consolidated Financial Statements.

Recent Developments

In January 2003, the Company made the following announcements:
In response to the continued limited visibility in end markets, the Company plans to further reduce its manufacturing capacity. The reduction in capacity will result in a pre-tax restructuring charge of between $50.0 million and $70.0 million, to be recorded during 2003, of which approximately 80% will be cash costs.

The Company has, from time to time, purchased LYONs on the open market. The Company has been authorized by the board of directors to spend up to an additional $100.0 million to repurchase LYONs, at management's discretion. This is in addition to the amounts authorized in October 2002, of which $48.0 million remains available for future purchases.

Recent Accounting Developments

Business combinations, goodwill and other intangible assets:
In September 2001, the CICA issued Handbook Sections 1581, "Business Combinations" and 3062, "Goodwill and Other Intangible Assets." The FASB issued similar standards in July 2001. See notes 2(q)(ii) and 22(k) to the 2002 Consolidated Financial Statements.

Stock-based compensation and other stock-based payments:
Effective January 1, 2002, the Company adopted the new CICA Handbook
Section 3870. See note 2(q)(iii) to the 2002 Consolidated Financial Statements.

Foreign currency translation and hedging relationships:
In January 2002, the CICA issued Accounting Guideline AcG-13. See note 2(r) to the 2002 Consolidated Financial Statements.

Impairment of long-lived assets:
In August 2001, FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations" and in October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In December 2002, the CICA issued standards similar to SFAS No. 144. See notes 22(k) and 2(r) to the 2002 Consolidated Financial Statements.

Costs associated with exit or disposal activities:
In July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," effective for exit or disposal activities that are initiated after December 31, 2002. See note 22(k) to the 2002 Consolidated Financial Statements.

Guarantees:
In November 2002, FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements." In December 2002, the CICA approved AcG-14 which harmonizes Canadian GAAP to the disclosure requirements of FIN 45. See notes 22(k) and 2(r) to the 2002 Consolidated Financial Statements.

Consolidation of variable interest entities:
In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities." See note 22(k) to the 2002 Consolidated Financial Statements.

Management's Responsibility
for financial statements

The accompanying Consolidated Financial Statements have been prepared by management and approved by the Board of Directors of the Company. Management is responsible for the information and representations contained in these financial statements and in other sections of this Annual Report.

The Company maintains appropriate processes to ensure that relevant and reliable financial information is produced. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The significant accounting policies, which management believes are appropriate for the Company, are described in note 2 to the Consolidated Financial Statements.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and overseeing management's performance of its financial reporting responsibilities. An Audit Committee of five non-management Directors is appointed by the Board.

The Audit Committee reviews the Consolidated Financial Statements, adequacy of internal controls, audit process and financial reporting with management and with the external auditors. The Audit Committee reports to the Directors prior to the approval of the audited Consolidated Financial Statements for publication.

KPMG LLP, the Company's external auditors, who are appointed by the shareholders, audited the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards to enable them to express to the shareholders their opinion on the Consolidated Financial Statements. Their report is below.

Anthony P. Puppi
Executive Vice President,
Chief Financial Officer
January 21, 2003

Auditors' Report

To the Shareholders of Celestica Inc.
We have audited the consolidated balance sheets of Celestica Inc. as at December 31, 2001 and 2002 and the consolidated statements of earnings (loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
January 21, 2003

Consolidated Balance Sheets
(in millions of U.S. dollars)

      As at December 31
                                                                                 2001           2002
Assets
Current assets:
   Cash and short-term investments                                               $  1,342.8     $  1,851.0
   Accounts receivable (note 4)                                                     1,054.1          785.9
   Inventories (note 5)                                                             1,372.7          775.6
   Prepaid and other assets                                                           177.3          115.1
   Deferred income taxes                                                               49.7           36.9
                                                                                    3,996.6        3,564.5
Capital assets (note 6)                                                               915.1          727.8
Goodwill from business combinations (note 7)                                        1,128.8          948.0
Intangible assets (note 7)                                                            427.2          211.9
Other assets (note 8)                                                                 165.2          354.6
                                                                                 $  6,632.9     $  5,806.8
Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                                              $  1,198.3     $    947.2
   Accrued liabilities                                                                405.7          475.4
   Income taxes payable                                                                21.0           24.5
   Deferred income taxes                                                               21.8           21.5
   Current portion of long-term debt (note 9)                                          10.0            2.7
                                                                                    1,656.8        1,471.3
Long-term debt (note 9)                                                               137.4            4.2
Accrued pension and post-employment benefits (note 16)                                 47.3           77.2
Deferred income taxes                                                                  41.5           46.2
Other long-term liabilities                                                             4.3            4.3
                                                                                    1,887.3        1,603.2
Shareholders' equity                                                                4,745.6        4,203.6
                                                                                 $  6,632.9     $  5,806.8

Commitments, contingencies and guarantees (note 18)
Canadian and United States accounting policy differences (note 22) Subsequent events (note 23)

On behalf of the Board:

Robert L. Crandall                                   Eugene V. Polistuk
Director                                             Director

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings (Loss)
(in millions of U.S. dollars, except per share amounts)

    Year ended December 31
                                                                       2000         2001         2002
Revenue                                                             $  9,752.1   $ 10,004.4   $  8,271.6
Cost of sales                                                          9,064.1      9,291.9      7,715.8
Gross profit                                                             688.0        712.5        555.8
Selling, general and administrative expenses                             326.1        341.4        298.5
Amortization of goodwill and intangible assets (note 7)                   88.9        125.0         95.9
Integration costs related to acquisitions (note 3)                        16.1         22.8         21.1
Other charges (note 13)                                                     --        273.1        677.8
                                                                         431.1        762.3      1,093.3
Operating income (loss)                                                  256.9        (49.8)      (537.5)
Interest on long-term debt                                                17.8         19.8         16.1
Interest income, net                                                     (36.8)       (27.7)       (17.2)
Earnings (loss) before income taxes                                      275.9        (41.9)      (536.4)
Income taxes (note 14):
  Current expense                                                         80.1         25.8         16.6
  Deferred (recovery)                                                    (10.9)       (27.9)      (107.8)
                                                                          69.2         (2.1)       (91.2)
Net earnings (loss)                                                 $    206.7   $    (39.8)  $   (445.2)
Basic earnings (loss) per share (note 12)                           $     1.01   $    (0.26)  $    (1.98)
Diluted earnings (loss) per share (notes 2, 12)                     $     0.98   $    (0.26)  $    (1.98)
Weighted average number of shares outstanding (note 12)
  Basic (in millions)                                                    199.8        213.9        229.8
  Diluted (in millions) (note 2)                                         211.8        213.9        229.8
Net earnings (loss) in accordance with U.S. GAAP (note 22)          $    197.4   $    (51.3)  $   (494.9)
Basic earnings (loss) per share, in accordance with
U.S. GAAP (note 22)                                                 $     0.99   $    (0.24)  $    (2.15)
Diluted earnings (loss) per share, in accordance
with U.S. GAAP (note 22)                                            $     0.96   $    (0.24)  $    (2.15)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
(in millions of U.S. dollars)

                                                                                                        Foreign
                                                 Convertible   Capital                    Retained      Currency      Total
                                                 Debt          Stock         Contributed  Earnings      Translation   Shareholders'
                                                 (note 10)     (note 11)     Surplus      (Deficit)     Adjustment    Equity
Balance -- December 31, 1999                     $       --    $  1,646.1    $       --   $     16.2    $     (4.1)   $  1,658.2
Convertible debt issued, net                          850.4            --            --           --            --         850.4
Convertible debt accretion, net of tax                 10.1            --            --         (5.4)           --           4.7
Shares issued, net                                       --         749.3            --           --            --         749.3
Net earnings for the year                                --            --            --        206.7            --         206.7
Balance -- December 31, 2000                          860.5       2,395.4            --        217.5          (4.1)      3,469.3
Convertible debt accretion, net of tax                 26.3            --            --        (15.0)           --          11.3
Shares issued, net                                       --       1,303.6            --           --            --       1,303.6
Currency translation                                     --            --            --           --           1.2           1.2
Net loss for the year                                    --            --            --        (39.8)           --         (39.8)
Balance -- December 31, 2001                          886.8       3,699.0            --        162.7          (2.9)      4,745.6
Convertible debt accretion, net of tax                 28.7            --            --        (17.5)           --          11.2
Repurchase of convertible debt (note 10)             (110.9)           --            --          6.7            --        (104.2)
Shares issued, net                                       --           8.5            --           --            --           8.5
Repurchase of shares (note 11)                           --         (36.9)          5.8         (1.4)           --         (32.5)
Currency translation                                     --            --            --           --          20.2          20.2
Net loss for the year                                    --            --            --       (445.2)           --        (445.2)
Balance -- December 31, 2002                     $    804.6    $  3,670.6    $      5.8   $   (294.7)   $     17.3    $  4,203.6

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(in millions of U.S. dollars)

    Year ended December 31
                                                                          2000         2001        2002
Cash provided by (used in):
Operations:
    Net earnings (loss)                                             $    206.7   $    (39.8)  $   (445.2)
    Items not affecting cash:
    Depreciation and amortization                                        212.5        319.5        311.0
    Deferred income taxes                                                (10.9)       (27.9)      (107.8)
    Restructuring charges (note 13)                                         --         98.6        194.5
    Other charges (note 13)                                                 --         36.1        292.1
    Other                                                                 (4.4)         1.7         (6.1)
    Cash from earnings                                                   403.9        388.2        238.5
    Changes in non-cash working capital items:
    Accounts receivable                                                 (995.3)       887.2        297.4
    Inventories                                                         (656.7)       822.5        623.9
    Other assets                                                         (94.7)        45.7         26.1
    Accounts payable and accrued liabilities                           1,230.4       (854.0)      (202.7)
    Income taxes payable                                                  27.3          0.9         (0.4)
    Non-cash working capital changes                                    (489.0)       902.3        744.3
Cash provided by (used in) operations                                    (85.1)     1,290.5        982.8
Investing:
    Acquisitions, net of cash acquired                                  (634.7)    (1,299.7)      (111.0)
    Purchase of capital assets                                          (282.8)      (199.3)      (151.4)
    Proceeds on sale of capital assets                                      --           --         71.6
    Other                                                                (59.5)         1.4         (0.7)
Cash used in investing activities                                       (977.0)    (1,497.6)      (191.5)
Financing:
    Bank indebtedness                                                     (8.6)        (2.8)        (1.6)
    Repayments of long-term debt                                          (2.2)       (56.0)      (146.5)
    Debt redemption fees (note 9)                                           --           --         (6.9)
    Deferred financing costs                                              (0.1)        (3.9)        (2.6)
    Issuance of convertible debt                                         862.9           --           --
    Convertible debt issue costs, pre-tax                                (19.4)          --           --
    Repurchase of convertible debt (note 10)                                --           --       (100.3)
    Issuance of share capital                                            766.6        737.7          7.4
    Share issue costs, pre-tax                                           (26.8)       (10.0)          --
    Repurchase of capital stock (note 11)                                   --           --        (32.5)
    Other                                                                  2.0          1.1         (0.1)
Cash provided by (used in) financing activities                        1,574.4        666.1       (283.1)
Increase in cash                                                         512.3        459.0        508.2
Cash, beginning of year                                                  371.5        883.8      1,342.8
Cash, end of year                                                   $    883.8   $  1,342.8   $  1,851.0

Cash is comprised of cash and short-term investments.

Supplemental cash flow information (note 21)
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(in millions of U.S. dollars, except per share amounts)

1.    Nature of business:
The primary operations of the Company include providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the information technology and communications industries. The Company has operations in the Americas, Europe and Asia.

The Company's accounting policies are in accordance with accounting principles generally accepted in Canada and, except as outlined in note 22, are, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

2.    Significant accounting policies:

(a)   Principles of consolidation:
These consolidated financial statements include the accounts of the Company and its subsidiaries. The results of subsidiaries acquired during the year are consolidated from their respective dates of acquisition. The Company's business combinations are accounted for using the purchase method. Inter-company transactions and balances are eliminated on consolidation.

(b)   Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring charges, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ materially from those estimates and assumptions.

(c)   Revenue:
Revenue is comprised of product sales and service revenue earned from engineering, design and repair services. Revenue from product sales is recognized upon shipment of the goods. Service revenue is recognized as services are performed.

(d)   Cash and short-term investments:
Cash and short-term investments include cash on account, demand deposits and short-term investments with original maturities of less than three months.

(e)   Allowance for doubtful accounts:
The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management reasonably believes will be collected. A specific allowance is recorded against customer receivables that are considered to be impaired based on the Company's knowledge of the financial condition of its customers. In determining the amount of the allowance, the following factors are considered: the length of time the receivables have been outstanding, customer and industry concentrations, current business environment, and historical experience.

(f)   Inventories:
Inventories are valued on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. Cost includes materials and an application of relevant manufacturing value-add. In determining the net realizable value, the Company considers factors such as shrinkage, the aging and future demand of the inventory, past experience with specific customers, and the ability to redistribute inventory to other programs or return inventory to suppliers.

(g)   Capital assets:
Capital assets are carried at cost and amortized over their estimated useful lives on a straight-line basis. Estimated useful lives for the principal asset categories are as follows:

Buildings                                        25 years
Buildings/leasehold improvements                 Up to 25 years or term of lease
Office equipment                                 5 years
Machinery and equipment                          5 years
Software                                         1 to 10 years

(h)   Goodwill from business combinations:
Prior to July 1, 2001, all goodwill was amortized on a straight-line basis over 10 years. Goodwill acquired in business combinations subsequent to June 30, 2001, has not been amortized. Effective January 1, 2002, the Company discontinued amortization of all existing goodwill. These changes are a result of new accounting standards issued in 2001 which are summarized in note 2(q)(ii)
- Changes in accounting policies.

Upon adopting these standards on January 1, 2002, the Company is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. To the extent a reporting unit's carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. The Company conducted its annual goodwill assessment in the fourth quarter of 2002 and recorded an impairment charge. See notes 7 - Goodwill and intangible assets and 13(c) - Other charges.

Prior to 2002, the Company assessed the recoverability of goodwill by comparing its carrying amount to its projected future net cash flows as described under note 2(j) - Impairment of long-lived assets.

(i)   Intangible assets:
Intangible assets are comprised of intellectual property and other intangible assets. Intellectual property assets consist primarily of certain non-patented intellectual property and process technology, and are amortized on a straight-line basis over their estimated useful lives, to a maximum of 5 years. Other intangible assets consist primarily of customer relationships and contract intangibles, and represent the excess of cost over the fair value of tangible assets and intellectual property acquired in asset acquisitions. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, to a maximum of 10 years.

(j)   Impairment of long-lived assets:
The Company reviews capital and intangible assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate. The Company has recorded impairment charges in 2001 and 2002. See note 13(d) - Other charges.

(k)   Pension and non-pension, post-employment benefits:
The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service, and management's best estimate of expected plan investment performance, salary escalation, compensation levels at time of retirement, retirement ages of employees and expected health care costs. Changes in these assumptions could impact future pension expense. For the purpose of calculating the expected return on plan assets, assets are valued at fair value. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. Actuarial gains or losses exceeding 10% of a plan's accumulated benefit obligations or the fair market value of the plan assets at the beginning of the year are amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the pension plans is 14 years for 2001 and 11 years for 2002. The average remaining service period of active employees covered by the other post-employment benefit plans is 21 years for 2001 and 23 years for 2002. Curtailment gains or losses may arise from significant changes to a plan. Curtailment gains are offset against unrecognized losses and any excess gains and all curtailment losses are recorded in the period in which the curtailment occurs. Pension assets are recorded as Other assets while pension liabilities are recorded as Accrued pension and post-employment benefits.

(l)   Deferred financing costs:
Costs relating to long-term debt are deferred in other assets and amortized over the term of the related debt or debt facilities.

(m)   Income taxes:
The Company uses the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. A valuation allowance is recorded to reduce deferred income tax assets to an amount that, in the opinion of management, is more likely than not to be realized. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

(n)   Foreign currency translation and hedging:
The functional currency of the majority of the Company's subsidiaries is the United States dollar. For such subsidiaries, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rate of exchange. Non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates, and revenue and expenses are translated at average exchange rates prevailing during the month of the transaction. Exchange gains or losses are reflected in the consolidated statements of earnings (loss).

The accounts of the Company's self-sustaining foreign operations for which the functional currency is other than the U.S. dollar, are translated into U.S. dollars using the current rate method. Assets and liabilities are translated at the year-end exchange rate, and revenue and expenses are translated at average exchange rates prevailing during the month of the transaction. Gains and losses arising from the translation of financial statements of foreign operations are deferred in the "foreign currency translation adjustment" account included as a separate component of shareholders' equity.

The Company enters into forward exchange contracts to hedge the cash flow risk associated with firm purchase commitments and forecasted transactions in foreign currencies and foreign-currency denominated balances. The Company does not enter into derivatives for speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and at the end of each quarter, whether the derivatives that are used in hedged transactions are highly effective in offsetting changes in cash flows of hedged items.

Gains and losses on hedges of firm commitments are included in the cost of the hedged transaction when they occur. Gains and losses on hedges of forecasted transactions are recognized in earnings in the same period and the same line item as the underlying hedged transaction. Foreign exchange translation gains and losses on forward contracts used to hedge foreign-currency denominated amounts are accrued on the balance sheet as current assets or current liabilities and are recognized currently in the income statement, offsetting the respective translation gains or losses on the foreign-currency denominated amounts. The forward premium or discount is amortized over the term of the forward contract. Gains and losses on hedged forecasted transactions are recognized in earnings immediately when the hedge is no longer effective or the forecasted transactions are no longer expected.

(o)   Research and development:
The Company incurs costs relating to research and development activities which are expensed as incurred unless development costs meet certain criteria for capitalization. Total research and development costs recorded in selling, general and administrative expenses for 2002 were $18.2 (2001 - $17.1; 2000 - $19.5). No amounts have been capitalized.

(p)   Restructuring charges:
The Company records restructuring charges relating to employee terminations, contractual lease obligations and other exit costs, based on detailed plans approved and committed to by management. The recognition of these charges requires management to make certain judgments regarding the nature, timing and amount associated with the planned restructuring activities, including estimating sublease income and the net recovery of equipment to be disposed of. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

(q)   Changes in accounting policies:

(i)   Earnings per share:

Effective 2001, the Company retroactively applied the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3500, "Earnings per share," which requires the use of the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation includes employee stock options and the conversion of convertible debt instruments, if dilutive. The new standard is consistent with U.S. GAAP. Previously reported diluted earnings per share have been restated to reflect this change. See note 12 - Earnings (loss) per share and weighted average shares outstanding.

(ii)  Business combinations, goodwill and other intangible assets:
In September 2001, the CICA issued Handbook Sections 1581, "Business Combinations" and 3062, "Goodwill and Other Intangible Assets." The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001, has not been amortized. In addition, the new criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination have been applied to business combinations completed after June 30, 2001.

The Company has fully adopted these new standards as of January 1, 2002, and discontinued amortization of all existing goodwill. The Company also evaluated existing intangible assets, including estimates of remaining lives, and has reclassified $9.1 from intellectual property to goodwill, as of January 1, 2002, to conform with the new criteria.

Section 3062 requires the completion of a transitional goodwill impairment evaluation within six months of adoption. Impairment is identified by comparing the carrying amounts of the Company's reporting units with their fair values. To the extent a reporting unit's carrying amount exceeds its fair value, the impairment of goodwill must be recorded by December 31, 2002. The impairment of goodwill is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. Any transitional impairment would have been recognized as an effect of a change in accounting principle and would have been charged to opening retained earnings as of January 1, 2002. The Company completed the transitional goodwill impairment assessment, and determined that no impairment existed as of the date of adoption.

Effective January 1, 2002, the Company had unamortized goodwill of $1,137.9 which is no longer amortized. This change in accounting policy was not applied retroactively and the amounts presented for prior years have not been restated for this change. The following table shows the impact of this change as if the policy had been applied retroactively to 2001 and 2000:

    Year ended December 31
                                                                    2000         2001         2002
Net earnings (loss) as reported                                     $    206.7   $    (39.8)  $   (445.2)
Add back: goodwill amortization                                           39.1         39.2           --

Net earnings (loss) before goodwill amortization                    $    245.8   $     (0.6)  $   (445.2)
Basic earnings (loss) per share:
    As reported                                                     $     1.01   $    (0.26)  $    (1.98)
    Before goodwill amortization                                    $     1.20   $    (0.07)  $    (1.98)
Diluted earnings (loss) per share:
    As reported                                                     $     0.98   $    (0.26)  $    (1.98)
    Before goodwill amortization                                    $     1.16   $    (0.07)  $    (1.98)

(iii) Stock-based compensation and other stock-based payments:
Effective January 1, 2002, the Company adopted the new CICA Handbook
Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002, has not been included.

The fair value of the options issued by the Company during 2002 was determined using the Black-Scholes option pricing model. The Company used the following weighted average assumptions: risk-free rate of 5.14%; dividend yield of 0%; a volatility factor of the expected market price of the Company's shares of 70%; and, an expected option life of 5 years. The weighted-average grant date fair value of options issued during the year was $12.02 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis. For the year ended December 31, 2002, the Company's pro forma net loss is $447.4, pro forma basic loss per share is $1.99 and pro forma diluted loss per share is $1.99. See note 11(c) for a description of the stock option plans.

(r)  Recently issued accounting pronouncements:
(i)  Foreign currency translation and hedging relationships:
Effective January 1, 2002, the CICA amended Section 1650 to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, with retroactive restatement of prior periods. The Company was not impacted by this change. The CICA issued Accounting Guideline AcG-13 which establishes criteria for hedge accounting effective for the Company's 2004 fiscal year. The Company has reviewed the requirements of AcG-13 and has determined that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

(ii) Impairment or disposal of long-lived assets:
In December 2002, the CICA issued Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets" and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations." These sections supersede the write-down and disposal provisions of Section 3061, "Property, Plant and Equipment" and
Section 3475, "Discontinued Operations." The new standards are consistent with U.S. GAAP. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held-for-use. An impairment is recognized when the carrying amount of an asset to be held and used, exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides specific criteria for and requires separate classification for assets held-for-sale and for these assets to be measured at the lower of their carrying amounts or fair value, less costs to sell. Section 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Section 3063 is effective for the Company's 2004 fiscal year, however, early application is permitted. Revised Section 3475 is applicable to disposal activities committed to by the Company after May 1, 2003, however, early application is permitted. The Company expects that the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.

(iii) Guarantees:
In December 2002, the CICA approved Accounting Guideline AcG-14 which requires certain disclosures of obligations under guarantees, effective for the Company's first quarter of 2003. The guideline is generally consistent with the disclosure requirements for guarantees under U.S. GAAP. The guideline does not apply to product warranties or the measurement requirements under U.S. GAAP. The Company has disclosed its guarantees under U.S. GAAP in note 22(k). The Company expects that the adoption of this guideline will have no material impact on its financial position, results of operations or cash flows.

3.    Acquisitions:
2001 Acquisitions:

(a)   Asset Acquisitions:
In February 2001, the Company acquired certain assets located in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. In March 2001, the Company acquired certain assets of a repair facility in Japan from N.K. Techno Co. Ltd. In May 2001, the Company acquired certain assets in Little Rock, Arkansas and Denver, Colorado from Avaya Inc., and in August 2001, acquired certain assets in Saumur, France. In August 2001, the Company acquired certain assets in Columbus, Ohio and Oklahoma City, Oklahoma from Lucent Technologies Inc. The total purchase price for these acquisitions of $834.1 was financed with cash and was allocated to the net assets acquired, including intangible assets of $195.7, based on their relative fair values at the date of acquisition.

(b)   Business Combinations:

Omni:
In October 2001, the Company acquired Omni Industries Limited (Omni), an EMS provider headquartered in Singapore. This acquisition significantly enhanced the Company's presence in Asia. The purchase price of $865.8 was financed with the issuance of 9.2 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company, and $479.5 in cash. The goodwill recorded for Omni is not tax deductible.

Other business combinations:
In January 2001, the Company acquired Excel Electronics, Inc. through a merger with Celestica (US) Inc., a subsidiary of the Company. In June 2001, the Company acquired Sagem CR s.r.o., in the Czech Republic, from Sagem SA, of France. In August 2001, the Company acquired Primetech Electronics Inc. (Primetech), an EMS provider in Canada. The purchase price of Primetech was financed primarily with the issuance of 3.4 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company.

The value of the shares issued in the Primetech and Omni acquisitions was determined based on the average market price of the shares for a reasonable period before, and after the date the terms of the acquisitions were agreed to and announced.

In 2002, the Company completed the valuations of certain assets relating to its 2001 business combinations, resulting in changes to the fair-value allocations of the purchase prices. Details of the final net assets acquired in these business combinations, at fair value, are as follows:

                                                Omni   Other Business
                                                         Combinations
Current assets                              $  260.7         $   63.2
Capital assets                                  91.8             46.3
Other long-term assets                           4.1              0.1
Goodwill                                       777.5            136.2
Intellectual property                           34.5             10.0
Liabilities assumed                           (302.8)           (28.3)
Net assets acquired                         $  865.8         $  227.5
Financed by:
    Cash                                    $  479.5         $   46.8

    Issuance of shares and options             386.3            180.7
                                            $  865.8         $  227.5

2002 Acquisitions:
(c)   Asset Acquisitions:
In March 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. In August 2002, the Company acquired certain assets from Corvis Corporation in the United States. The aggregate purchase price for these acquisitions of $111.0 was financed with cash and allocated to the net assets acquired, including intangible assets of $49.4, based on their relative fair values at the date of acquisition. The weighted-average useful life of these intangible assets is approximately six years.

Integration costs related to acquisitions:
The Company incurred costs of $21.1 in 2002 (2001 - $22.8; 2000 - $16.1)
relating to the establishment of business processes, infrastructure and information systems for acquired operations. None of the integration costs incurred related to existing operations.

The Company's 2002 restructuring actions have impacted some of the sites acquired in prior years. These actions have included workforce reductions and facility consolidations and closures. See note 13(b) - Other charges.

4.    Accounts receivable:
Accounts receivable are net of an allowance for doubtful accounts of $62.4 at December 31, 2002 (2001 - $74.6).

5.    Inventories:

                                                           2001                        2002
Raw materials                                        $    903.6                  $    479.8
Work in progress                                          220.6                       101.0
Finished goods                                            248.5                       194.8
                                                     $  1,372.7                  $    775.6

6.    Capital assets:

                                                                          2001
                                                                   Accumulated     Net Book
                                                           Cost   Amortization        Value
Land                                                 $     53.3     $       --   $     53.3
Buildings                                                 258.8           17.4        241.4
Buildings/leasehold improvements                           66.0           24.8         41.2
Office equipment                                           86.8           40.2         46.6
Machinery and equipment                                   727.2          291.2        436.0
Software                                                  136.6           40.0         96.6
                                                     $  1,328.7     $    413.6   $    915.1

                                                                          2002
                                                                   Accumulated     Net Book
                                                           Cost   Amortization        Value
Land                                                 $     66.0     $       --   $     66.0

Buildings                                                 192.3           24.6        167.7
Buildings/leasehold improvements                           64.4           33.8         30.6
Office equipment                                          102.1           55.3         46.8
Machinery and equipment                                   618.2          319.2        299.0
Software                                                  202.9           85.2        117.7
                                                     $  1,245.9     $    518.1   $    727.8

The above amounts include $17.1 (2001 - $13.3) of assets under capital lease and accumulated amortization of $4.0 (2001 - $6.8) related thereto.

Depreciation and rental expense for the year ended December 31, 2002 was $212.4 (2001 - $192.8; 2000 - $121.9) and $117.3 (2001 - $79.8; 2000 - $46.7),
respectively.

7.    Goodwill from business combinations and intangible assets:

Goodwill from business combinations:
The following table details the changes in goodwill by reporting segment for the year ended December 31, 2002:

                December 31, 2001         Reclass (a)      Post Closing (b)        Impairment (c)    December 31, 2002
Americas               $    243.2             $   1.8              $   (2.1)             $ (127.2)            $  115.7
Europe                       68.3                 6.2                   2.0                 (76.5)                  --
Asia                        817.3                 1.1                  13.9                    --                832.3
                       $  1,128.8             $   9.1              $   13.8              $ (203.7)            $  948.0

(a) The Company reclassed $9.1 from intellectual property to goodwill as of January 1, 2002, to conform with the new goodwill standards. See note 2(q)(ii).

(b) The Company completed the valuations of certain assets relating to its 2001 business combinations. This resulted in changes to the fair-value allocation of the purchase price, and thus goodwill.

(c) During the fourth quarter of 2002, the Company performed its annual goodwill impairment test in accordance with the new goodwill standards,
Section 3062. See note 2(q)(ii). Prolonged declines in the information technology and communications end markets contributed to an impairment of goodwill in the fourth quarter as estimated fair values of the reporting units fell below their respective carrying values. The Company obtained independent valuations to support the fair values of its reporting units. The fair values of the reporting units were estimated using a combination of a market approach and discounted cash flows. Revenue and expense projections used in determining the fair value of the reporting units were based on management's estimates, including estimates of current and future industry conditions. Cash flows were discounted using a weighted average cost of capital. The Company recorded a goodwill impairment of $203.7. See note 13(c) - Other charges.

Intangible assets:

                                                                                         2001
                                                                                  Accumulated     Net Book
                                                                          Cost   Amortization        Value
Intellectual property                                               $    388.6     $    143.9   $    244.7
Other intangible assets                                                  209.3           26.8        182.5


                                                                    $    597.9     $    170.7   $    427.2

                                                                                         2002
                                                                                  Accumulated     Net Book
                                                                          Cost   Amortization        Value
Intellectual property                                               $    194.5     $    118.9   $     75.6
Other intangible assets                                                  177.8           41.5        136.3
                                                                    $    372.3     $    160.4   $    211.9

The following table details the changes in intangible assets for the year ended December 31, 2002:

                                December                                Acquisitions/                        December
                                31, 2001   Amortization   Reclass (a)   Post Closing (b)  Impairment (c)     31, 2002
Intellectual property         $    244.7     $    (72.0)   $     (9.1)        $      8.5      $    (96.5)    $   75.6
Other intangible assets            182.5          (23.9)           --               25.4           (47.7)       136.3
                              $    427.2     $    (95.9)   $     (9.1)        $     33.9      $   (144.2)    $  211.9

(a) The Company reclassed $9.1 from intellectual property to goodwill as of January 1, 2002, to conform with the new goodwill standards. See note 2(q)(ii).

(b) Intangible assets increased during the year due to acquisitions, offset partially by post closing adjustments.

(c) In the fourth quarter of 2002, the Company recorded an impairment charge totaling $144.2 to write-down intellectual property and other intangible assets, primarily in the Americas and European segments. The Company recorded $75.2 as restructuring charges primarily for intellectual property impaired due to the closure or consolidation of the related manufacturing facilities. An additional charge of $69.0 was recorded as "Other charges - other impairment" to write-down certain intellectual property, and customer relationships and contracts that were impaired, in connection with the regular recoverability review of intangible assets. The impairment was measured as the excess of the carrying amount over the projected future net cash flows that these assets were expected to generate. See notes 13(b) and (d) - Other charges.

Amortization expense is as follows:

    Year ended December 31
                                                                          2000         2001         2002
Amortization of goodwill                                            $     39.1   $     39.2    $      --
Amortization of intellectual property                                     39.1         68.8         72.0
Amortization of other intangible assets                                   10.7         17.0         23.9
                                                                    $     88.9   $    125.0    $    95.9

Effective January 1, 2002, the Company discontinued amortization of all goodwill. See note 2(q)(ii) - Changes in accounting policies.

The Company estimates its future amortization expense as follows, based on existing intangible asset balances:

2003                                  $  46.8
2004                                     43.0
2005                                     35.1
2006                                     27.0
2007                                     16.3
Thereafter                               43.7

8.    Other assets:

                                                           2001         2002
Deferred pension (note 16)                           $     28.4   $     31.2
Deferred income taxes                                     116.4        305.1
Commodity taxes recoverable                                10.7         10.9
Other                                                       9.7          7.4
                                                     $    165.2   $    354.6

Amortization of deferred financing costs for the year ended December 31, 2002, was $2.7 (2001 - $1.7; 2000 - $1.7).

9.    Long-term debt:

                                                                    2001         2002
Global, unsecured, revolving credit facility due 2003 (a)      $      --    $      --
Unsecured, revolving credit facility due 2004 (b)                     --           --
Unsecured, revolving credit facility due 2005 (c)                     --           --
Senior Subordinated Notes due 2006 (d)                             130.0           --
Other (e)                                                           17.4          6.9
                                                                   147.4          6.9
Less current portion                                                10.0          2.7
                                                               $   137.4    $     4.2

(a) Concurrently with the initial public offering on July 7, 1998, the Company entered into a global, unsecured, revolving credit facility providing up to $250.0 of borrowings. The credit facility permitted the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin and are repayable in July 2003. There were no borrowings on this facility during 2001 or 2002. Commitment fees in 2002 were $0.6. The Company elected to cancel this facility in December 2002.

(b) In December 2002, the Company extended its second unsecured, revolving credit facility from April 2004 to December 2004. Concurrent with this extension, the Company increased the facility from $250.0 to $350.0. The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate. There were no borrowings on this facility during 2001 or 2002. Commitment fees in 2002 were $2.6.

(c) In July 2001, the Company entered into an unsecured, revolving credit facility providing up to $500.0 of borrowings including a $75.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). The revolving facility is repayable in July 2005. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate. There were no borrowings on this facility in 2001 or 2002. Commitment fees in 2002 were $1.5.

(d) In August 2002, the Company redeemed the entire $130.0 of outstanding 10.5% Senior Subordinated Notes at a premium of 5.25%. See note 13(e).

(e) Other long-term debt includes secured loan facilities of one of the Company's subsidiaries of which $13.0 was outstanding at December 31, 2001, and capital lease obligations. All secured loans were repaid during 2002. The weighted average interest rate on these facilities in 2001 was 4.4%. The loans were denominated in Singapore Dollars and repayable through quarterly payments. There were no commitment fees for 2001 or 2002. The balance as at December 31, 2002, relates to capital lease obligations.

As at December 31, 2002, principal repayments due within each of the next five years on all long-term debt are as follows:

2003                                       $  2.7
2004                                          2.5
2005                                          1.5
2006                                          0.1
2007                                          0.1

The unsecured, revolving credit facilities have restrictive covenants relating to debt incurrence and sale of assets and also contain financial covenants, that require the Company to maintain certain financial ratios. A change of control is an event of default.

10.   Convertible debt:
In August 2000, Celestica issued Liquid Yield Option(TM) Notes (LYONs) with a principal amount at maturity of $1,813.6, payable August 1, 2020. The Company received gross proceeds of $862.9 and incurred $12.5 in underwriting commissions, net of tax of $6.9. No interest is payable on the LYONs and the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each one thousand dollars principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010, and August 1, 2015, and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. The Company may elect to pay the principal amount at maturity of the LYONs or the repurchase price that is payable in certain circumstances, in cash or subordinate voting shares, or any combination thereof.

Pursuant to Canadian generally accepted accounting principles, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component (representing the present value of the notes) and an option component (representing the value of the conversion features of the notes). The principal equity component is accreted over the 20-year term through periodic charges to retained earnings.

During 2002, the Company paid $100.3 to repurchase LYONs with a principal amount at maturity of $222.9. The Company recognized a gain on the repurchase of these LYONs. The gain of $6.7, net of tax of $3.9, is recorded in retained earnings and apportioned between the principal equity and option components, based on their relative fair values compared to their carrying values. Consistent with the treatment of the periodic accretion charges, the gain on the principal equity component has been included in the calculation of basic and diluted earnings (loss) per share. See note 12.

11.   Capital stock:

(a)   Authorized:
An unlimited number of subordinate voting shares, which entitle the holder to one vote per share, and an unlimited number of multiple voting shares, which entitle the holder to twenty-five votes per share. Except as otherwise required by law, the subordinate voting shares and multiple voting shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. The holders of the subordinate voting shares and multiple voting shares are entitled to share ratably, as a single class, in any dividends declared subject to any preferential rights of any outstanding preferred shares in respect of the payment of dividends. Each multiple voting share is convertible at any time at the option of the holder thereof into one subordinate voting share. The Company is also authorized to issue an unlimited number of preferred shares, issuable in series.

(b)   Issued and outstanding:

                                                                                             Total
                                                                                   Subordinate and
                                                                                   Multiple Voting
                                                Subordinate             Multiple            Shares        Shares to
Number of Shares (in millions)                Voting Shares        Voting Shares       Outstanding        be issued
Balance December 31, 2000                             164.3                 39.1             203.4              0.4
Equity offering (i)                                    12.0                   --              12.0               --
Other share issuances (ii)                              1.1                   --               1.1               --
Issued as consideration for acquisitions (iii)         13.2                   --              13.2              0.1
Balance December 31, 2001                             190.6                 39.1             229.7              0.5
Repurchase of shares (iv)                              (2.0)                  --              (2.0)              --
Other share issuances (v)                               0.9                   --               0.9               --
Balance December 31, 2002                             189.5                 39.1             228.6              0.5

                                                Subordinate             Multiple         Shares to            Total
Amount                                        Voting Shares        Voting Shares         be issued           Amount
Balance December 31, 2000                         $ 2,254.9              $ 138.8             $ 1.7        $ 2,395.4
Equity offering, net of issue costs (i)               707.4                   --                --            707.4
Other share issuances (ii)                             29.2                   --                --             29.2
Issued as consideration for acquisitions (iii)        562.8                   --               4.2            567.0
Balance December 31, 2001                           3,554.3                138.8               5.9          3,699.0
Repurchase of shares (iv)                             (36.9)                  --                --            (36.9)
Other share issuances (v)                               8.5                   --                --              8.5
Balance December 31, 2002                         $ 3,525.9              $ 138.8             $ 5.9        $ 3,670.6

2001 Capital Transactions:

(i) In May 2001, the Company issued 12.0 million subordinate voting shares for gross cash proceeds of $714.0 and incurred $6.6 in share issuance costs, net of tax of $3.4.

(ii) During 2001, the Company issued 1.1 million subordinate voting shares as a result of the exercise of employee stock options for $23.7 and recorded a tax benefit of $5.5.

(iii) In 2001, the Company issued 12.7 million subordinate voting shares, as consideration for acquisitions, for an ascribed value of $558.5 and reserved 0.6 million shares at an ascribed value of $8.5. During 2001, the Company issued 0.5 million of reserved shares at an ascribed value of $4.3. As at December 31, 2001, 0.5 million subordinate voting shares remain reserved for issuance at an ascribed value of $5.9.

2002 Capital Transactions:
(iv) In July 2002, the Company filed a Normal Course Issuer Bid to repurchase over the next 12 months, at its discretion, up to 5% of the total outstanding shares, or 9.6 million subordinate voting shares, for cancellation. During 2002, the Company repurchased 2.0 million subordinate voting shares at a weighted average price of $16.23 per share.

(v) During 2002, the Company issued 0.9 million subordinate voting shares, primarily as a result of the exercise of employee stock options, for $7.4 and recorded a tax benefit of $1.1.

(c)   Stock option plans:

(i)   Long-Term Incentive Plan (LTIP):
The Company established the LTIP prior to its initial public offering. Under this plan, the Company may grant stock options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants ("eligible participants") of the Company, its subsidiaries and other companies or partnerships in which the Company has a significant investment. Under the LTIP, up to 29.0 million subordinate voting shares may be issued from treasury. Options are granted at prices equal to the market value of the day prior to the date of the grant and are exercisable during a period not to exceed ten years from such date.

(ii)  Employee Share Purchase and Option Plans (ESPO):
The Company has ESPO plans that were available to certain of its employees and executives. As a result of the establishment of the LTIP, no further options may be issued under the ESPO plans. Pursuant to the ESPO plans, employees and executives of the Company were offered the opportunity to purchase, at prices equal to market value, subordinate voting shares and, in connection with such purchase, receive options to acquire an additional number of subordinate voting shares based on the number of subordinate voting shares acquired by them under the ESPO plans. The exercise price for the options is equal to the price per share paid for the corresponding subordinate voting shares acquired under the ESPO plans.

Stock option transactions were as follows:

                                                                        Weighted
                                                                         Average
Number of Options (in millions)                          Shares   Exercise Price
Outstanding at December 31, 1999                           14.6       $    14.84
Granted                                                     4.2       $    55.40
Exercised                                                  (1.4)      $     6.85
Cancelled                                                  (0.2)      $     7.33
Outstanding at December 31, 2000                           17.2       $    25.16
Granted/assumed                                             8.5       $    42.54
Exercised                                                  (1.6)      $    14.89
Cancelled                                                  (0.2)      $    23.36
Outstanding at December 31, 2001                           23.9       $    31.67
Granted                                                     3.9       $    19.93
Exercised                                                  (0.9)      $     7.42
Cancelled                                                  (0.8)      $    41.49
Outstanding at December 31, 2002                           26.1       $    30.51

Shares reserved for issuance upon exercise of stock options or awards (in
millions)   33.9

The following options were outstanding as at December 31, 2002:

                              Outstanding         Weighted      Exercisable        Weighted   Remaining
                Range of          Options          Average          Options         Average        Life
Plan     Exercise Prices    (in millions)   Exercise Price    (in millions)  Exercise Price     (years)
ESPO       $5.00 - $7.50              4.6         $   5.34              4.6        $   5.34           5
LTIP      $8.75 - $13.69              1.6         $  12.09              1.2        $  12.02           6
         $13.10 - $25.75              3.6         $  18.58               --              --          10
         $24.18 - $24.18              0.8         $  24.18              0.6        $  24.18           7
         $24.91 - $54.15              1.4         $  41.16              0.4        $  41.16           9
         $32.22 - $44.38              0.3         $  37.91               --              --          10
         $39.03 - $39.03              2.8         $  39.03              2.1        $  39.03           7
         $41.89 - $41.89              6.1         $  41.89              1.5        $  41.89           9
         $55.40 - $56.19              3.9         $  55.96              2.0        $  55.96           8
Other     $0.93 - $13.31              0.8         $   5.50              0.8        $   5.50           4
Other    $29.73 - $72.84              0.2         $  46.28              0.2        $  46.28           4
                                     26.1                              13.4

12.   Earnings (loss) per share and weighted average shares outstanding:
The following table sets forth the calculation of basic and diluted earnings
(loss) per share:

                                                                           Year ended December 31
                                                                          2000         2001         2002
Numerator:
Net earnings (loss)                                                 $    206.7   $    (39.8)  $   (445.2)
Convertible debt accretion, net of tax                                    (5.4)       (15.0)       (17.5)
Gain on repurchase of convertible debt, net of tax (1)                      --           --          8.3
Earnings (loss) available to common shareholders                    $    201.3   $    (54.8)  $   (454.4)
Denominator:
Weighted average shares - basic (in millions)                            199.8        213.9        229.8
Effect of dilutive securities (in millions):
     Employee stock options (2)                                            7.8           --           --
     Convertible debt                                                      4.2           --           --
Weighted average shares - diluted (in millions) (3)                      211.8        213.9        229.8
Earnings (loss) per share:
     Basic                                                          $     1.01   $    (0.26)  $    (1.98)
     Diluted                                                        $     0.98   $    (0.26)  $    (1.98)

(1) For 2002, the gain on the principal equity component of the convertible debt repurchase of $8.3 is included in the calculation of basic and diluted loss per share. See note 10.

(2) For 2000, excludes the effect of 3.3 million "out of the money" options as they are anti-dilutive.

(3) For 2001 and 2002, excludes the effect of all options and convertible debt as they are anti-dilutive due to the loss.

13.   Other charges:

                                                                              Year ended December 31
                                                                          2000         2001         2002
2001 restructuring (a)                                              $       --   $    237.0   $      1.9
2002 restructuring (b)                                                      --           --        383.5
2002 goodwill impairment (c)                                                --           --        203.7
Other impairment (d)                                                        --         36.1         81.7
Deferred financing costs and debt redemption fees (e)                       --           --          9.6
Gain on sale of surplus land                                                --           --         (2.6)
                                                                    $       --   $    273.1   $    677.8

(a)   2001 restructuring:
The Company recorded a pre-tax restructuring charge of $237.0 in 2001, in response to slowing end markets. The Company's restructuring plan focused on facility consolidations and a workforce reduction. The following table details the components of the 2001 restructuring charge and the adjustments in 2002, as the Company executed its plan:

                                                                              Year ended December 31
                                                                          2000         2001         2002
Employee termination costs                                          $       --   $     90.7   $     (4.1)
Lease and other contractual obligations                                     --         35.3         11.4
Facility exit costs and other                                               --         12.4         (2.7)
Asset impairment (non-cash)                                                 --         98.6         (2.7)
                                                                    $       --   $    237.0   $      1.9

The following table details the activity through the accrued restructuring liability:

                                      Employee  Lease and other        Facility
                                   termination      contractual      exit costs
                                         costs      obligations       and other            Total
Balance at January 1, 2002             $  39.5          $  33.7          $  9.5          $  82.7
Cash payments                            (35.4)           (13.0)           (6.8)           (55.2)
Adjustments                               (4.1)            11.4            (2.7)             4.6
Balance at December 31, 2002           $    --          $  32.1          $   --          $  32.1

Employee terminations were made across all geographic regions of the Company with the majority pertaining to manufacturing and plant employees. A total of 11,925 employees have been terminated relating to the 2001 restructuring plan. The adjustment to lease and other contractual obligations relates primarily to changes in estimates and revised timing of expected sublease recoveries.

The non-cash charges for asset impairment reflected the write-down of certain long-lived assets across all geographic regions that have become impaired as a result of the rationalization of facilities. The asset impairments relate to goodwill and intangible assets, machinery and equipment, buildings and improvements. The assets were written down to their recoverable amounts using estimated cash flows.

The Company has completed the major components of the 2001 restructuring plan, except for certain long-term lease and other contractual obligations.

(b) 2002 restructuring:
In response to the prolonged difficult end-market conditions, the Company announced a new restructuring plan for the consolidation of facilities and a workforce reduction. The Company recorded a pre-tax restructuring charge of $383.5. The following table details the components of the 2002 restructuring charge:

     Year ended December 31
                                                              2000         2001        2002
Employee termination costs                                    $      --    $      --   $    128.8
Lease and other contractual obligations                              --           --         51.7
Facility exit costs and other                                        --           --          8.5
Asset impairment (non-cash)                                          --           --        194.5
                                                              $      --    $      --   $    383.5

The following table details the activity through the accrued restructuring liability:

                                                                         Lease and
                                                        Employee             other         Facility
                                                     termination       contractual       exit costs
                                                           costs       obligations        and other       Total
Balance at January 1, 2002                              $     --          $     --          $    --    $     --
Provision                                                  128.8              51.7              8.5       189.0
Cash payments                                              (41.7)             (1.7)            (0.7)      (44.1)
Balance at December 31, 2002                            $   87.1          $   50.0          $   7.8    $  144.9

Employee terminations were made primarily in the Americas with the majority pertaining to manufacturing and plant employees. A total of 5,900 employees have been identified to be terminated, of which 2,410 employees were terminated during 2002. The remaining termination costs are expected to be paid out during 2003.

The non-cash charges for 2002 for asset impairment reflect the write-down of certain long-lived assets primarily in the Americas that have become impaired as a result of the rationalization of facilities. The asset impairments relate to intangible assets, machinery and equipment, buildings and improvements. The assets were written down to their recoverable amounts using estimated cash flows.

The Company expects to complete the major components of the 2002 restructuring plan by the end of 2003, except for certain long-term lease and other contractual obligations.

(c)   2002 goodwill impairment:
In 2002, the Company recorded a non-cash charge against goodwill of $203.7, in connection with its annual impairment assessment as described in notes 2(h) and 7.

(d)   Other impairment:
In 2002, the Company recorded a non-cash charge of $81.7, in connection with its annual impairment assessment of long-lived assets, comprised primarily of a write-down of intangible assets.

In 2001, the Company recorded a non-cash charge of $36.1, in connection with its annual impairment assessment of long-lived assets comprised primarily of a write-down of goodwill and intangible assets.

(e)   Deferred financing costs and debt redemption fees:
In 2002, the Company paid a premium associated with the redemption of the Senior Subordinated Notes and expensed related deferred financing costs. See note 9(d).

14.   Income taxes:

                                                                            Year ended December 31
                                                                          2000         2001         2002
Earnings (loss) before income tax:
     Canadian operations                                            $    179.4   $     34.7   $   (190.1)
     Foreign operations                                                   96.5        (76.6)      (346.3)
                                                                    $    275.9   $    (41.9)  $   (536.4)
Current income tax expense (recovery):
     Canadian operations                                            $     51.2   $     17.2   $     (4.6)
     Foreign operations                                                   28.9          8.6         21.2
                                                                    $     80.1   $     25.8   $     16.6
Deferred income tax expense (recovery):
     Canadian operations                                            $     33.0   $     (5.4)  $    (15.2)
     Foreign operations                                                  (43.9)       (22.5)       (92.6)
                                                                    $    (10.9)  $    (27.9)  $   (107.8)

The overall income tax provision differs from the provision computed at the statutory rate as follows:

                                                                            Year ended December 31
                                                                          2000         2001         2002
Combined Canadian federal and provincial
income tax rate                                                           44.0%        42.1%        38.6%
Income taxes (recovery) based on earnings
     (loss) before income taxes at statutory rates                  $    121.4   $    (17.7)  $   (207.1)
Increase (decrease) resulting from:
     Manufacturing and processing deduction                              (17.7)        (5.0)         5.8
     Foreign income taxed at lower rates                                 (43.9)        (2.9)       (19.2)
     Amortization and write-down of non-deductible
     goodwill and intangible assets                                        8.9         15.4         44.2
     Other, including large corporations tax                               0.5          8.1          8.5
     Change in valuation allowance                                          --           --         76.6
Income tax expense (recovery)                                       $     69.2   $     (2.1)  $    (91.2)

Deferred income taxes are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their tax bases. Deferred income tax assets and liabilities are comprised of the following as at December 31, 2001 and 2002:

                                                                     2001          2002
Deferred income tax assets:
     Income tax effect of operating losses carried forward     $     51.9    $    162.9
     Accounting provisions not currently deductible                  34.4          43.9
     Capital, intangible and other assets                            17.0         143.9
     Share issue and convertible debt issue costs                    17.2           9.5
     Restructuring accruals                                          29.1          53.2
     Other                                                            4.5           5.2
                                                                    154.1         418.6
     Valuation allowance                                               --         (76.6)
Total deferred income tax assets                                    154.1         342.0
Deferred income tax liabilities:
     Capital, intangible and other assets                           (37.7)        (54.2)
     Deferred pension asset                                          (9.1)        (10.0)
     Other                                                           (4.5)         (3.5)
Total deferred income tax liabilities                               (51.3)        (67.7)
Deferred income tax asset, net                                 $    102.8    $    274.3

The net deferred income tax asset arises from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the operations of the Company in the tax jurisdictions in which such losses or deductions arose. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset and tax planning strategies, the Company has determined that a valuation allowance of $76.6 is required in respect of its deferred income tax assets as at December 31, 2002. No valuation allowance was required for the deferred income tax assets as at December 31, 2001. In order to fully utilize the net deferred income tax assets of $274.3, the Company will need to generate future taxable income of approximately $741.0. Based on the Company's current projection of taxable income for the periods in which the deferred income tax assets are deductible, it is more likely than not that the Company will realize the benefit of the net deferred income tax assets as at December 31, 2002.

Celestica intends to indefinitely re-invest income from all of its foreign subsidiaries. The aggregate amount of undistributed earnings of Celestica's foreign subsidiaries for which no deferred income tax liability has been recorded is approximately $283.4 as at December 31, 2002.

Celestica has been granted tax incentives, including tax holidays, for its Czech Republic, China, Malaysia, Thailand and Singapore subsidiaries. The tax benefit arising from these incentives is approximately $24.9, or $0.11 diluted per share for 2002, $9.6, or $0.04 diluted per share for 2001, and $15.8, or $0.07 diluted per share for 2000. These tax incentives expire between 2004 and 2012, and are subject to certain conditions with which the Company expects to comply.

As at December 31, 2002, the Company had operating losses of $589.9; a portion of the income tax benefits of these losses has been recognized on the financial statements. A summary of the operating loss carryforwards by year of expiry is as follows:

Year of Expiry                                     Amount
2005                                               $    0.1
2006                                                    1.7
2007                                                  131.6
2008                                                    3.2
2009                                                    7.4
2010-2022                                             176.5
Indefinite                                            269.4
                                                   $  589.9

15.   Related party transactions:
In 2002, the Company expensed management related fees of $2.2 (2001 - $2.1; 2000
- $2.1) and capitalized acquisition related fees of $Nil (2001 - $Nil; 2000 - $0.5) charged by its parent company. Management believes that the fees charged were reasonable in relation to the services provided.

16.   Pension and non-pension post-employment benefit plans:
The Company provides pension and non-pension post-employment benefit plans for its employees. Pension benefits include traditional pension plans, as well as supplemental pension plans. Certain employees participate in defined benefit plans; all other employees participate in defined contribution plans. Maximum pension retirement benefits for employees participating in defined benefit plans are based upon the employees' best three consecutive years' pensionable earnings. Non-pension post-employment benefits are available to retired and terminated employees. The benefits include termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and group life insurance.

The Company's pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. The Company may make additional discretionary contributions based on actuarial assessments. The most recent statutory pension actuarial valuations were completed as at March and April 2000. In 2002, actuarial reviews of all defined benefit plans were completed. Contributions made by the Company to support ongoing plan obligations have been included in the deferred asset or liability accounts on the consolidated balance sheet. Contributions to pension fund assets are invested primarily in fixed income and equity securities and assets are valued at market value.

The Company's non-pension post-employment benefits are currently unfunded. The most recent actuarial valuation for non-pension, post-employment benefits was completed in January 2002. The Company accrues the expected costs of providing non-pension, post-employment benefits during the periods in which the employees render service.

The following table provides a summary of the estimated financial position of the Company's pension and non-pension post-employment benefit plans:

                                                               Pension Plans              Other Benefit Plans
                                                      Year ended December 31           Year ended December 31
                                                       2001             2002             2001            2002
Plan assets, beginning of year                     $  188.6         $  174.5         $     --        $     --
   Employer contributions                              10.1             13.5              3.8             6.1
   Actual return on assets                            (13.1)           (21.9)              --              --
   Voluntary employee contributions                     2.1              4.6               --             0.1
   Effect of acquisitions                                --              4.8               --              --
   Benefits paid                                       (5.2)           (10.5)            (3.8)           (6.2)
   Foreign currency exchange rate changes              (8.0)             9.9               --              --
Plan assets, end of year                           $  174.5         $  174.9         $     --        $     --

                                                               Pension Plans              Other Benefit Plans
                                                      Year ended December 31           Year ended December 31
                                                       2001             2002             2001            2002
Accrued benefit obligations (ABO),
beginning of year                                  $  170.3         $  179.1         $   47.7        $   56.4
   Reclassification of supplemental plan                 --              4.9               --            (4.9)
   Service cost                                         8.6              7.2              7.6             9.7
   Interest cost                                       11.3             12.5              2.0             2.5
   Voluntary employee contributions                     2.1              4.6               --             0.1
   Actuarial (gains) / losses                          (1.9)            14.0              3.2             8.2
   Plan amendments                                      1.9               --               --            (0.3)
   Effect of acquisitions                                --             22.8              1.1             0.9
   Effect of curtailments                                --              1.3              --             (1.1)
   Benefits paid                                       (5.2)           (10.5)           (3.8)            (6.2)
   Foreign currency exchange rate changes              (8.0)            14.6            (1.4)             0.1
Accrued benefit obligations, end of year           $  179.1         $  250.5         $   56.4        $   65.4

Deficit of plan assets over accrued benefit
obligations                                        $   (4.6)        $  (75.6)        $  (56.4)       $  (65.4)
Unrecognized actuarial losses                          33.0             87.3              9.1             7.7
Deferred (accrued) pension cost                    $   28.4         $   11.7         $  (47.3)       $  (57.7)

The following table reconciles the deferred (accrued) pension balances to that reported as of December 31, 2002:

                                                                       Pension           Other
                                                                         Plans   Benefit Plans          Total
Accrued pension and post-employment benefits                        $    (19.5)    $    (57.7)    $    (77.2)
Deferred pension assets (note 8)                                          31.2             --           31.2
                                                                    $     11.7     $    (57.7)    $    (46.0)

                                                                    Pension Plans                      Other Benefit Plans
                                                           Year ended December 31                   Year ended December 31
                                                 2000          2001          2002         2000          2001          2002
Net plan expense:
   Service cost                            $      7.5    $      8.6    $      7.2   $      1.5     $     7.6     $     9.7
   Interest cost                                 10.6          11.3          12.5          1.5           2.0           2.5
   Expected return on assets                    (13.9)        (14.0)        (13.7)          --            --            --
   Net amortization of actuarial
   (gains)/losses                                (0.2)         (0.1)          1.6          0.3           0.8           0.5
                                                  4.0           5.8           7.6          3.3          10.4          12.7
Defined contribution pension
plan expense                                     12.8          18.9          21.9           --            --            --
Curtailment loss                                   --            --           2.9           --            --           1.7
Total                                      $     16.8    $     24.7    $     32.4   $      3.3     $     10.4    $    14.4

                                                                    Pension Plans                      Other Benefit Plans
                                                           Year ended December 31                   Year ended December 31
                                                 2000          2001          2002         2000          2001          2002
Actuarial assumptions (percentages):
Weighted average discount rate for
    projected benefit obligations                 6.5           6.2           5.5          7.5           7.3           6.9
Weighted average rate of
    compensation increase                         4.0           4.5           4.0          4.5           4.5           5.0
Weighted average expected
    long-term rate of return on
    plan assets                                   7.4           7.5           7.3           --            --            --
Healthcare cost trend rate                         --            --            --          5.0           6.4          10.5

                                                                    Other Benefit Plans
                                                                Year ended  December 31
                                                                     2001          2002
Sensitivity re: healthcare trend rate for non-pension,
post-employment benefits:
1% Increase
    Effect on ABO                                              $      5.1    $      5.3
    Effect on service cost and interest cost                          0.9           1.2
1% Decrease
    Effect on ABO                                                    (4.0)         (4.2)
    Effect on service cost and interest cost                         (0.7)         (1.0)

In 2002, the Company assumed net pension liabilities relating to an acquisition in Japan from NEC Corporation. Regulatory funding restrictions preclude the Company from fully funding the plan. The plan has an accumulated benefit obligation of $31.3 in excess of its plan assets of $6.8. At the time of closing the acquisition, the Company received amounts to cover the unfunded liabilities.

The Company has a pension plan with an accumulated benefit obligation of $123.2 that is in excess of plan assets of $83.7.

The Company has a supplemental retirement plan that has an accumulated benefit obligation of $8.7 and no plan assets. In 2002, the plan was reclassified from other benefit plans to pension plans.

In 2002, the Company incurred net curtailment losses due to the rationalization of facilities. These losses are included as restructuring charges in note 13(b).

17.   Financial instruments:

Fair values:
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

(a) The carrying amounts of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

(b) In 2001, the fair value of the Company's Senior Subordinated Notes was estimated based on the current trading value, where available, or with reference to similarly traded instruments with similar terms.

(c) The fair values of foreign currency contract obligations are estimated based on the current trading value, as quoted by brokers active in these markets.

The carrying amounts and fair values of the Company's financial instruments, where there are differences at December 31, 2001, and 2002, are as follows:

                                                                       December 31, 2001       December 31, 2002
                                                                   Carrying         Fair     Carrying       Fair
                                                                     Amount        Value       Amount      Value
Senior Subordinated Notes and other long-term debt                 $  143.0     $  149.5      $   6.9    $   6.9
Foreign currency contracts - asset (liability)                           --         (7.4)          --       18.9

Derivatives and hedging activities:
The Company has entered into foreign currency contracts to hedge foreign currency risk relating to cash flow and cash position exposures. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the contracts are multinational commercial banks, and therefore, the credit risk of counterparty non-performance is low. As at December 31, 2002, the Company had forward foreign exchange contracts to trade $282.7 in U.S. dollars in exchange for Canadian dollars over a period of 15 months at a weighted average exchange rate of U.S. $0.64. The Company also had forward contracts to trade $10.6 in exchange for Canadian dollars over a period of 37 months at a weighted average exchange rate of U.S. $0.63. In addition, the Company had exchange contracts to trade $168.7 in exchange for euros over a period of 15 months at a weighted average exchange rate of U.S. $0.93, $36.4 in exchange for British pounds sterling over a period of 13 months at a weighted average exchange rate of U.S. $1.45, $37.1 in exchange for Mexican pesos over a period of 12 months at a weighted average exchange rate of U.S. $0.10, $27.6 in exchange for Singapore dollars over a period of 12 months at a weighted average exchange rate of U.S. $0.57, 64.5 Brazilian reais in exchange for U.S.

dollars over a period of 1 month at a weighted average exchange rate of U.S. $0.30, $40.7 in exchange for Japanese yen over a period of 1 month at a weighted average exchange rate of U.S. $0.01, and $11.9 in exchange for Czech koruna over a period of 12 months at a weighted average exchange rate of U.S. $0.03. At December 31, 2002, these contracts had a fair-value asset of $18.9 (2001 - liability of $7.4).

Concentration of risk:
Financial instruments that potentially subject the Company to concentrations of credit risk are primarily inventory repurchase obligations of customers, accounts receivable and cash equivalents. The Company performs ongoing credit evaluations of its customers' financial conditions. In certain instances, the Company obtains letters of credit from its customers. The Company considers its concentrations of credit risk in determining its estimates of reserves for potential credit losses. The Company maintains cash and cash equivalents in high quality short-term investments or on deposit with major financial institutions.

18.   Commitments, contingencies and guarantees:
The Company has operating leases that require future payments as follows:

                                        Operating Leases
2003                                         $ 106.5
2004                                            59.5
2005                                            38.9
2006                                            23.0
2007                                            18.9
Thereafter                                      91.5

Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds, are provided to various third parties. These guarantees cover various payments including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2002, these liabilities, including guarantees of employee share purchase loans, amounted to $61.2 (2001 - $24.1).

In addition to the above guarantees, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These guarantees may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these guarantees. Historically, the Company has not made significant payments relating to these indemnifications.

Under the terms of an existing real estate lease, which expires in 2004, Celestica has the right to acquire the real estate at a purchase price equal to the lease balance, which currently is approximately $37.3. In the event that the lease is not renewed, subject to certain conditions, Celestica may choose to market and complete the sale of the real estate on behalf of the lessor. If the highest offer received is less than the lease balance, Celestica would pay the lessor the lease balance less the gross sale proceeds, subject to a maximum of $31.5. In the event that no acceptable offers are received, Celestica would pay the lessor $31.5 and return the property to the lessor. Alternatively, Celestica may choose to acquire the real estate at the expiration for a price equal to the then current lease balance. The future lease payments under this lease are included in the total operating lease commitments.

In the normal course of operations the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

19.   Significant customers:
During 2002, three customers individually comprised 17%, 16% and 15% of total revenue across all geographic segments. At December 31, 2002, one customer represented 28% of total accounts receivable.

During 2001, three customers individually comprised 23%, 21% and 11% of total revenue across all geographic segments. At December 31, 2001, two customers represented 14% and 26% of total accounts receivable.

During 2000, two customers individually comprised 25% and 21% of total revenue across all geographic segments. At December 31, 2000, two customers represented 21% and 26% of total accounts receivable.

20.   Segmented information:
The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of goodwill and intangible assets, integration costs related to acquisitions and other charges). Inter-segment transactions are reflected at market value.

The following is a breakdown by reporting segment:

                                                                              Year ended December 31
                                                                          2000         2001         2002
Revenue
Americas                                                            $  6,542.7   $  6,334.6   $  4,640.8
Europe                                                                 2,823.3      3,001.3      1,786.5
Asia                                                                     871.6        991.1      2,109.7
Elimination of inter-segment revenue                                    (485.5)      (322.6)      (265.4)
                                                                    $  9,752.1   $ 10,004.4   $  8,271.6

                                                                              Year ended December 31
                                                                          2000         2001         2002
EBIAT
Americas                                                            $    200.1   $    192.9   $    157.7
Europe                                                                   121.1        128.5        (11.5)
Asia                                                                      40.7         49.7        111.1
                                                                         361.9        371.1        257.3
Interest, net                                                             19.0          7.9          1.1

Amortization of goodwill and intangible assets                           (88.9)      (125.0)       (95.9)
Integration costs related to acquisitions                                (16.1)       (22.8)       (21.1)
Other charges                                                               --       (273.1)      (677.8)
Earnings (loss) before income taxes                                 $    275.9   $    (41.9)  $   (536.4)

                                                                              Year ended December 31
                                                                          2000         2001         2002
Capital expenditures
Americas                                                            $    154.0   $    107.9   $     90.0
Europe                                                                    86.9         55.4         28.0
Asia                                                                      41.9         36.0         33.4
                                                                    $    282.8   $    199.3   $    151.4

                                                                                       As at December 31
                                                                                       2001         2002
Total assets
Americas                                                                         $  3,408.2   $  2,894.1
Europe                                                                              1,626.3      1,047.6
Asia                                                                                1,598.4      1,865.1
                                                                                 $  6,632.9   $  5,806.8
Capital assets
Americas                                                                         $    468.0   $    281.1
Europe                                                                                279.1        231.9
Asia                                                                                  168.0        214.8
                                                                                 $    915.1   $    727.8

The following table details the Company's external revenue allocated by manufacturing location among foreign countries exceeding 10%:

                                                                               Year ended December 31
                                                                           2000         2001         2002
Revenue
Canada                                                                      28%          20%          15%
United States                                                               30%          35%          37%
Italy                                                                       10%          13%          13%
United Kingdom                                                              17%          11%          --

21.   Supplemental cash flow information:

                                                                          Year ended December 31
                                                                          2000         2001         2002
Paid during the year:
     Interest                                                       $     15.9   $     20.7   $     22.0
     Taxes                                                          $     55.0   $     89.0   $     25.5
Non-cash financing activities:
     Convertible debt accretion, net of tax                         $      5.4   $     15.0   $     17.5
     Shares issued for acquisitions                                 $       --   $    567.0   $       --

22.  Canadian and United States accounting policy differences:
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) as applied in Canada. The significant differences between Canadian and U.S. GAAP, and their effect on the consolidated financial statements of the Company are described below:

Consolidated statements of earnings (loss):
The following table reconciles net earnings (loss) as reported in the accompanying consolidated statements of earnings (loss) to net earnings (loss) that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

                                                                            Year ended December 31
                                                                          2000         2001         2002
Net earnings (loss) in accordance with Canadian GAAP                $    206.7   $    (39.8)  $   (445.2)
Compensation expense (a)                                                  (2.5)        (3.2)        (3.8)
Interest expense on convertible debt, net of tax (b)                      (6.8)       (17.7)       (27.8)
Gain on repurchase of convertible debt, net of tax (b)                      --           --          8.4
Other charges, net of tax (c)                                               --         (2.7)       (26.5)
Gain on foreign exchange contract, net of tax (d)                           --         12.1           --
Net earnings (loss) in accordance with U.S. GAAP                    $    197.4   $    (51.3)  $   (494.9)

Other comprehensive income (loss):
Cumulative effect of a change in accounting policy, net of tax (e)          --          5.6           --
Net gain (loss) on derivatives designated as hedges, net of tax (e)         --        (11.7)        21.8
Minimum pension liability, net of tax (f)                                   --        (14.9)       (23.6)
Foreign currency translation adjustment                                     --          1.2         20.2
Comprehensive income (loss) in accordance with U.S. GAAP            $    197.4   $    (71.1)  $   (476.5)

The following table details the computation of U.S. GAAP basic and diluted earnings (loss) per share:

                                                                            Year ended December 31
                                                                          2000         2001         2002
Earnings (loss) available to shareholders - basic                   $    197.4   $    (51.3)  $   (494.9)
Add back: Interest expense on convertible debt,
net of tax (if dilutive)                                                   6.8           --           --
Earnings (loss) available to shareholders - diluted                 $    204.2   $    (51.3)  $   (494.9)

Weighted average shares - basic (in millions)                            199.8        213.9        229.8
Weighted average shares - diluted (in millions) (1)                      211.8        213.9        229.8

Basic earnings (loss) per share                                     $     0.99   $    (0.24)  $    (2.15)
Diluted earnings (loss) per share                                   $     0.96   $    (0.24)  $    (2.15)

(1) For 2001 and 2002, excludes the effect of options and convertible debt as they are anti-dilutive due to the loss.

The cumulative effect of these adjustments on shareholders' equity of the Company is as follows:

                                                             As at December 31
                                                                          2000         2001         2002
Shareholders' equity in accordance with Canadian GAAP               $  3,469.3   $  4,745.6   $  4,203.6
Compensation expense (a)                                                 (10.6)       (13.8)       (17.6)
Capital stock (a)                                                          8.6         11.8         15.6
Interest expense on convertible debt, net of tax (b)                      (6.8)       (24.5)       (52.3)
Convertible debt (b)                                                    (860.5)      (886.8)      (804.6)
Convertible debt accretion, net of tax (b)                                 5.4         20.4         37.9
Gain on repurchase of convertible debt for Canadian GAAP (b)                --           --         (6.7)
Gain on repurchase of convertible debt for U.S. GAAP (b)                    --           --          8.4
Other charges (c)                                                           --         (2.7)       (29.2)
Gain on foreign exchange contract, net of tax (d)                           --         12.1         12.1
Net gain (loss) on cash flow hedges (e)                                     --         (6.1)        15.7
Minimum pension liability, net of tax (f)                                   --        (14.9)       (38.5)
Shareholders' equity in accordance with U.S. GAAP                   $  2,605.4   $  3,841.1   $  3,344.4

(a) In 1998, the Company amended the vesting provisions of 6.2 million employee stock options issued in 1997 and 1998. Under the previous vesting provisions, such options vested based on the achievement of earnings targets. A portion of these options now vest over a specified time period and the balance vested on completion of the initial public offering in 1998. Under U.S. GAAP, this amendment required a new measurement date for purposes of accounting for compensation expense, resulting in a charge equal to the aggregate difference between the fair value of the underlying subordinate voting shares at the date of the amendment and the exercise price for such options. As a result, under U.S. GAAP the Company has recorded an aggregate $15.6 non-cash stock compensation charge reflected in earnings and capital stock over the vesting period as follows: 1998 - $4.2; 1999 - $1.9; 2000 -- $2.5; 2001 - $3.2; 2002 -
$3.8. No similar charge is required to be recorded by the Company under Canadian GAAP.

(b) Under Canadian GAAP, the Company recorded the convertible debt as an equity instrument and recorded accretion charges to retained earnings. Under U.S. GAAP, the convertible debt was recorded as a long-term liability and, accordingly, the Company recorded the accretion charges and amortization of debt issue costs to interest expense of $27.8, net of tax of $13.9 (2001 - $17.7, net of tax of $9.5; 2000 - $6.8, net of tax of $3.8). In 2002, the Company reported a gain on the repurchase of a portion of convertible debt. Under Canadian GAAP, the gain is recorded to retained earnings. Under U.S. GAAP, the Company records the gain through income of $8.4, net of $4.2 in taxes.

(c) In 2002, the Company recorded impairment charges to write-down certain assets, primarily intangible assets, which was measured using undiscounted cash flows. U.S. GAAP requires the use of discounted cash flows, resulting in an additional charge of $26.5, net of tax of $2.0 (2001 - $2.7).

(d) In 2001, the Company entered into a forward exchange contract to hedge the cash portion of the purchase price for the Omni acquisition. The transaction does not qualify for hedge accounting treatment under SFAS No. 133 which specifically precludes hedges of forecasted business combinations. As a result, the gain on the exchange contract of $15.7, less tax of $3.6, is recognized in income for U.S. GAAP. For Canadian GAAP, the gain on the contract was included in the cost of the acquisition, resulting in a goodwill value that is $15.7 lower for Canadian GAAP than U.S. GAAP.

(e) The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company has implemented SFAS No. 133 effective for 2001 for purposes of the U.S. GAAP reconciliation. The Company enters into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. All relationships between hedging instruments and hedged items, as well as risk management objectives and strategies, are documented. Changes in the spot value of the foreign currency contracts that are designated, effective and qualify as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income and are reclassified into the same component of earnings and in the same period as the hedged transaction is recognized. Accordingly, on January 1, 2001, the Company recorded an asset in the amount of $7.5 (less $1.9 in taxes) and a corresponding credit to other comprehensive income as a cumulative effect, type adjustment to reflect the initial mark-to-market on the foreign currency contracts pursuant to U.S. GAAP. At December 31, 2001, the Company recorded a liability of $7.4 and a corresponding gross adjustment of $14.9 (less $3.2 in taxes) to other comprehensive income and earnings. At December 31, 2002, the Company has recorded an asset of $18.9 (less $3.2 in taxes) and a corresponding gain of $26.3 (less $4.5 in taxes) to other comprehensive income and earnings. It is expected that $18.8 of net gains reported in accumulated other comprehensive income will be reclassified into earnings during 2003. Under Canadian GAAP, the derivative instruments are not marked to market and the related, off-balance sheet gains and losses are recognized in earnings in the same period as the hedged transactions.

(f) Under U.S. GAAP, the Company is required to record an additional minimum pension liability for three of its plans to reflect the excess of the accumulated benefit obligations over the fair value of the plan assets. Other comprehensive income has been charged with $23.6, net of tax of $12.0 (2001 - one plan for $14.9, net of tax of $6.4). No such adjustments are required under Canadian GAAP.
Other disclosures required under U.S. GAAP:

(g)   Stock-based compensation:
Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123. However, SFAS No. 123 does require the disclosure of pro forma net earnings (loss) and earnings (loss) per share information as if the Company had accounted for its employee stock options under the fair-value method prescribed by SFAS No. 123. The estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                               Year ended December 31
                                                                          2000         2001         2002
Risk-free rate                                                             5.4%         5.4%         5.1%
Dividend yield                                                             0.0%         0.0%         0.0%
Volatility factor of the expected market price of the
Company's shares                                                          70.0%        70.0%        70.0%
Expected option life (in years)                                            7.5          7.5          5.0
Weighted-average grant date fair values of options issued           $    40.49   $    34.31   $    12.02

The pro forma disclosure for U.S. GAAP is as follows:

                                                                               Year ended December 31
                                                                          2000         2001         2002
Net earnings (loss) in accordance with U.S. GAAP, as reported       $    197.4   $    (51.3)  $   (494.9)

Deduct: Stock-based compensation costs using
fair-value method, net of tax                                            (21.2)       (45.8)       (87.7)
Pro forma net earnings (loss) in accordance with U.S. GAAP          $    176.2   $    (97.1)  $   (582.6)
 Earnings (loss) per share:
     Basic - as reported                                            $     0.99   $    (0.24)  $    (2.15)
     Basic - pro forma                                              $     0.88   $    (0.45)  $    (2.54)

     Diluted - as reported                                          $     0.96   $    (0.24)  $    (2.15)
     Diluted - pro forma                                            $     0.86   $    (0.45)  $    (2.54)

(h)   Accumulated other comprehensive loss:

                                                                               Year ended December 31
                                                                          2000         2001         2002
Opening balance of accumulated net gain on cash flow hedges         $       --   $       --   $     (6.1)
Cumulative effect of a change in accounting policy, net of tax (e)          --          5.6           --
Net gain (loss) on derivatives designated as hedges (e)                     --        (11.7)        21.8
Closing balance                                                             --         (6.1)        15.7
Opening balance of foreign currency translation account                   (4.1)        (4.1)        (2.9)
Foreign currency translation gain                                           --          1.2         20.2
Closing balance                                                           (4.1)        (2.9)        17.3
Opening balance of minimum pension liability                                --           --        (14.9)
Minimum pension liability, net of tax (f)                                   --        (14.9)       (23.6)
Closing balance                                                             --        (14.9)       (38.5)
Accumulated other comprehensive loss                                $     (4.1)  $    (23.9)  $     (5.5)

(i) Under U.S. GAAP, the subtotal "cash from earnings" would be excluded from the consolidated statements of cash flows.

(j)  Warranty liability:

The Company records a liability for future warranty costs based on management's best estimate of probable claims under its product warranties. The accrual is based on the terms of the warranty, which vary by customer and product, and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

The following table details the changes in the warranty liability:

Balance at January 1, 2002                             $  18.1
Accrual in excess of claims incurred                       5.6
Balance at December 31, 2002                           $  23.7

(k)  New United States accounting pronouncements:
In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets" which the Company fully adopted effective January 1, 2002. These statements are substantially consistent with CICA Sections 1581 and 3062 (refer to note 2(q)) except that, under U.S. GAAP, any transitional impairment charge would have been recognized in earnings as a cumulative effect of a change in accounting principle. Under Canadian GAAP, the cumulative adjustment would have been recognized in opening retained earnings. There was no impact to the Company as no transitional impairment charges were recognized.

In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS No. 143 is effective for the Company's fiscal year commencing January 1, 2003. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which retains the fundamental provisions of SFAS No. 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. SFAS No. 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company prospectively adopted SFAS No. 144 effective January 1, 2002.

In May 2002, FASB issued SFAS No. 145, "Rescission of FASB Nos. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections." SFAS No. 145 requires that certain gains and losses from extinguishment of debt no longer qualify as extraordinary. The Company has early adopted SFAS No. 145 commencing January 1, 2002.

In July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 recognizes the liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Currently, a commitment to an exit or disposal plan is sufficient to record the majority of the costs. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company expects the adoption of this standard will not have a material impact on its existing restructuring plans as these plans were initiated under an exit plan that meets the criteria of Emerging Issues Task Force No. 94-3.

In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for the Company's year ended December 31, 2002. Effective for 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The Company has adopted the disclosure requirements in its 2002 consolidated financial statements. See notes 18 and 22(j). The Company has not determined the impact of the measurement requirements of FIN 45.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). The consolidation provisions of FIN 46 are effective for all newly created entities created after January 31, 2003, and are applicable to existing entities as of the Company's third quarter beginning July 1, 2003. It is possible that the Company's variable interests in the real estate assets subject to the lease arrangement disclosed in note 18 will be subject to the consolidation provisions of FIN 46. The Company has not determined the impact, however, any difference between the asset and liability on initial measurement would be accounted for as a cumulative effect of change in accounting policy in the 2003 statement of earnings. Refer to note 18.

23.  Subsequent events:
In January 2003, the Company made the following announcements:
In response to the continued limited visibility in end markets, the Company plans to further reduce its manufacturing capacity. The reduction in capacity will result in a pre-tax restructuring charge of between $50.0 and $70.0, to be recorded during 2003.
The Company has, from time to time, purchased LYONs on the open market. The Company has been authorized by the board of directors to spend up to an additional $100.0 to repurchase LYONs, at management's discretion. This is in addition to the amounts authorized in October 2002, of which $48.0 remains available for future purchases.

24.  Comparative information:
The Company has reclassified certain prior year information to conform to the current year's presentation.

Celestica Global Locations

CORPORATE HEAD OFFICE
1150 Eglinton Avenue East
Toronto, Ontario
Canada M3C 1H7

OPERATIONS

THE AMERICAS
Canada
844 Don Mills Road
Toronto, Ontario
Canada M3C 1V7

18107 Trans-Canada Highway
Kirkland, Quebec
Canada H9J 3K1

U.S.A.
7400 Scott Hamilton Drive
Little Rock, Arkansas
U.S.A. 72209

5325 Hellyer Avenue
San Jose, California
U.S.A. 95138

1200 West 120th Avenue
Westminster, Colorado
U.S.A. 80234

4701 Technology Parkway
Fort Collins, Colorado
U.S.A. 80525

1615 East Washington Street
Mt. Pleasant, Iowa
U.S.A. 52641

9 Northeastern Boulevard
Salem, New Hampshire
U.S.A. 03079

3600 Tarheel Drive
Raleigh, North Carolina

U.S.A. 27609

7725 West Reno Avenue, 4th Floor
P.O. Box 26060
Oklahoma City, Oklahoma
U.S.A. 73126

4607 SE International Parkway
Milwaukie, Oregon
U.S.A. 97222

4616 West Howard Lane
Building 1, Suite 100
Austin, Texas
U.S.A. 78728

1050 Venture Court
Carrollton, Texas
U.S.A. 75006

925 First Avenue
Chippewa Falls, Wisconsin
U.S.A. 54729

Mexico
Octava #102
Parque Industrial Monterrey
Apodaca, Nuevo Leon
Mexico CP 66600

Av. De la Noria
No. 125 Parque Industrial Queretaro
Santa Rosa Jauregui, Queretaro
Mexico

Brazil
Rod. SP 340 S/N Km 128, 7B
Jaguariuna, Sao Paolo
Brazil CEP 13820-000

EUROPE

Czech Republic
Billundska 3111
Kladno, Czech Republic
CZ 272 01

Ulice Osvobezni 363
Rajecko, Czech Republic
CZ 679 02

France
ZI de Saint Lambert
49412 Saumur Cedex
France

Ireland
Holybanks
Swords
Co. Dublin
Ireland

Italy
Via Ardeatina 2491
00040 Santa Palomba (Roma)
Italia

Via Lecco 61
20059 Vimercate (Milano)
Italia

United Kingdom
Westfields House
West Avenue
Kidsgrove, Stoke-on-Trent
Staffordshire
U.K. ST7 1TL

Castle Farm
Priorslee
Telford
Shropshire
U.K. TF2 9SA

ASIA
China
Mai Yuan Guan Li Qu
Changping, Dongguan
Guangdong, China
523576

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2005 Yang Gao Bei Road
318 Fa Sai Road, Wai Gao Qiao
    Free Trade Zone
Pudong, Shanghai
P.R.C. 200131

No. 158-58 Hua Shan Road
Suzhou New District, Jiangsu Province
P.R.C. 215219

4th Floor, Block B, No. 5, Xinghan Street
Suzhou Industrial Park, Jiangsu Province
P.R.C. 215021

No. 448, Suhong Road
Suzhou Industrial Park, Jiangsu Province
P.R.C. 215021

No. 33 Xiangxing Road 1st
Xiangyu Free Trade Zone
Huli District, Xiamen
P.R.C. 361006

Hong Kong
4/F, Goldlion Holdings Centre
13-15 Yuen Shun Circuit
Siu Lek Yuen, Shatin
Hong Kong

Indonesia
Lot 509, Jalan Delima
Batamindo Industrial Park
Mukakuning, Batam
Indonesia 29433

Japan
450-3 Higashishinmachi, Ota-shi
Gunma, Japan 373-0015

2, Aza-Raijin, Yoshioka
Taiwa-cho Kurokawa-gun
Miyagi, Japan 981-3681

843, Kobaranishi Yamanashi
Yamanashi, Japan 405-0006

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Malaysia
No. 7, Jalan Hasil
Kawasan Perindustrian Jalan Hasil
81200 Johor Bahru, Malaysia

No. 10, 10A, Jalan Bayu
Kawasan Perindustrian Jalan Hasil
81200 Johor Bahru, Malaysia

No. 1, 2, 3, 8, Jalan Tara
Kawasan Perindustrian Tampoi
80350 Johor Bahru, Malaysia

Plot 15, Jalan Hi-Tech
2/3 Phase 1
Kulim Hi-Tech Park
0900 Kulim, Kedah
Malaysia

Lot 7294 Jalan Perusahaan 2
Parit Buntar Industrial Estate
34200 Parit Buntar
Perak, Malaysia

Singapore
2 Ang Mo Kio Street 64, Level 2
Ang Mo Kio Industrial Park 3
Singapore, Singapore
569084

39 Tuas Basin Link
Singapore, Singapore
638772

Blk 33 Marsiling Industrial Estate Road 3
Woodlands Avenue 5 #07-01
Singapore, Singapore
739256

Taiwan
4f, 113, Sec. 1, Chung Chen Road
Taipei, Taiwan
R.O.C.

Thailand
49/18 Moo 5

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Laem Chabang
Industrial Estate
Tungsukhla
Sriracha District
Chonburi Province
Thailand 20230

64/65 Eastern Seaboard Industrial Estate
Moo 4, Highway 331, T. Pluakdaeng
A. Pluakdaeng, Rayong
Thailand 21140

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